Exhibit 99.1

BROOKFIELD PROPERTIES CORPORATION
RENEWAL ANNUAL INFORMATION FORM

MARCH 9, 2007

BROOKFIELD PROPERTIES CORPORATION
ANNUAL INFORMATION FORM – TABLE OF CONTENTS

Notes Regarding AIF	i
Forward-Looking Statements	i
Corporate Structure	1
Name, Address and Incorporation	1
Intercorporate Relationships and History	1
General Development of the Business	4
Acquisitions and Dispositions	4
Development	5
Financings and Refinancings	5
Equity	5
The Trizec Acquisition	6
Business of Brookfield Properties	8
Overview	8
Commercial Property Operations	8
Commercial Development	10
Residential Development	10
Prudent and Flexible Capital Plan	10
Primary Markets and Properties	13
Service Businesses	29
Employees	29
Company and Real Estate Industry Risks	30
Dividends and Dividend Policy	37
Description of Capital Structure	37
General Description of Capital Structure	37
Ratings	39
Market for Securities	40
Directors and Officers	42
Directors	42
Officers	43
Share Ownership	44
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	44
Legal Proceedings	44
Interest of Management and Others in Material Transactions	44
Auditors, Transfer Agent and Registrars	44
Audit Committee Information	45
Additional Information	46
Appendix A – Subsidiaries
Appendix B – Commercial Properties by Region
Appendix C – Description of Preferred Shares
Appendix D – Audit Committee Charter

Notes Regarding this AIF
Note Regarding Financial Information
Financial data included in this Annual Information Form (“AIF”) has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2006.
Stock Split
On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. All common share information contained in this AIF has been adjusted to give affect to the stock split.
Forward-Looking Statements
This AIF contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on information currently available to the management of Brookfield Properties. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

i

CORPORATE STRUCTURE
Name, Address and Incorporation
Brookfield Properties Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920. Our articles have been amended from time to time to change our capital structure and to make the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996). Our articles were restated on September 5, 2002.
Our registered office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. We operate head offices at Three World Financial Center in New York and BCE Place in Toronto.
Intercorporate Relationships and History
Our principal subsidiaries and the cities where they own properties are set out below. All interests are 100 per cent ownership interests unless otherwise indicated. Our principal subsidiaries are listed in Appendix A hereto. Unless otherwise noted or the context otherwise indicates, references to “Brookfield Properties” and “us” are to Brookfield Properties Corporation and our consolidated subsidiaries.
Brookfield Properties has been active in various facets of the real estate business since the 1960’s. Canadian Arena Corporation, the predecessor company to Brookfield Properties, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events; the company’s earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978.
In 1976, Brookfield Properties, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest one of Canada ‘s largest public real estate companies. The steady escalation in commercial property values over the next ten years provided the capital base to expand Brookfield Properties’ residential land development and home building activities. In 1990, a strategic decision was made to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America.

The accumulation of these assets was completed through various corporate and property purchases, including six major portfolio acquisitions:
BCE Inc.
In 1990, Brookfield Properties acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc. In 1994, this interest was increased to 100%. BCE Place, Brookfield Properties’ flagship office complex in Toronto, was acquired in this transaction and our portion of the property is owned through Brookfield Properties Ltd., an Ontario corporation. The Denver and Minneapolis assets are held through Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation.
Olympia & York U.S.A.
On November 21, 1996, we completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership. World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan, and 53 State Street in Boston. In April 1997, we acquired from an affiliate of a Canadian chartered bank and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of Brookfield Properties. Following the acquisition, we owned a 70% interest in World Financial Properties, L.P., which changed its name to Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”). In June 1998, we increased our interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. a 19% equity interest. The cost of the acquisition was $167 million. As partial consideration for the acquisition, we issued a $50 million 6% unsecured debenture convertible into 3,933,150 of our common shares. On May 30, 2001, we acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought our interest in Brookfield Financial Properties to approximately 95%. On December 31, 2002, we increased our interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million. During 2003, we acquired a further 0.9% of our New York and Boston assets owned through Brookfield Financial Properties. This brought our interest in Brookfield Financial Properties to approximately 99.4%.
Royal Trust
On September 30, 1997, we purchased 14,582,252 common shares of BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPO Properties”, formerly Royal Trust and then Gentra Inc.), for an aggregate purchase price of $190 million. The purchase price was satisfied by payment of $127 million in cash and 6,916,160 of our common shares. On completion of the transaction, we held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, we also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing our ownership to 45%.
During 1999, BPO Properties acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing our equity interest to 52%. Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing our equity interest in BPO Properties to 59%, 47% on a voting basis. During 2000, we continued the consolidation of BPO Properties through both a normal course issuer bid and tender offers for the shares that we did not already own. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 7.95 million common shares and the payment of $5 million in cash. We subsequently acquired an additional 4% of BPO Properties through capital repurchases, bringing our equity ownership interest in BPO Properties to 89.1% (54.5% of the voting securities and 100% of the non-voting securities on a voting basis).
In April 2003, we acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased our equity interest in BPO Properties from 87% to 89%. A wholly-owned subsidiary of Brookfield Properties acquired these additional shares by issuing C$15.5 million of retractable preferred shares. These shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 711,699 common shares of Brookfield Properties and 94,893 common shares of Brookfield Homes, subject to certain adjustments. Thereafter, we extended an offer to acquire the balance of outstanding common shares of BPO Properties which we did not own. In June 2003, we withdrew our proposal to enter into a “Going Private Transaction” with BPO Properties due to the lack of support from minority shareholders. The retractable preferred shares were subsequently purchased from the holder thereof for C$22,952,781.60.

Trizec Western Canada
In June 2000, we acquired, through BPO Properties, a western Canadian office portfolio consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space. The portfolio includes the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver.
O&Y Properties/O&Y REIT
In October and November of 2005, through BPO Properties, we completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust, adding approximately 11.6 million square feet to BPO’s office portfolio. The C$2 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, comprised 24 office properties consisting of 27 buildings and one development site in five Canadian cities. The portfolio was acquired by a consortium of institutional investors, led and managed by BPO Properties investing directly through property level joint ventures (collectively, “Canadian Office Fund”). BPO Properties provided 25% of the equity, approximately C$200 million, and serves as property and asset manager for the Canadian Office Fund.
Trizec Properties
In October 2006, we acquired Trizec Properties, Inc.’s portfolio of office properties in New York, Washington, D.C., Los Angeles and Houston. The portfolio was acquired in a joint venture between our U.S. Office Fund, which consists of a consortium of institutional investors, led and managed by us investing through direct and indirect investment vehicles (collectively, “U.S. Office Fund”), and The Blackstone Group, a New York-based private equity firm (“Blackstone”). The Trizec portfolio contains 58 properties located in New York City, Washington, D.C., Houston and Los Angeles which encompass approximately 29 million square feet. The acquisition is described in greater detail below under “General Development of the Business – The Trizec Acquisition”.
Residential and Housing
In 1985, we entered the land development and home building businesses by acquiring a 50% controlling interests in Coscan Development Corporation from Costain U.K. In 1987, we acquired a 45% interest in Carma Corporation from several Canadian financial institutions which had acquired their shareholdings in this company as a result of a major financial restructuring. Over the next 8 years we increased our interest in Carma Corporation to 75%.
In 1995, Coscan changed its name to Brookfield Homes Ltd. (“Brookfield Homes”). On May 8, 1997, we completed an amalgamation transaction with Brookfield Homes in which shareholders of Brookfield Homes received one common share of Brookfield Properties for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, we issued 1,176,653 additional common shares.
On May 13, 1999, we purchased 1 million common shares of Carma Corporation. This purchase increased our equity interest in Carma Corporation to 35,395,499 common shares or approximately 82% of Carma Corporation’s issued and outstanding common shares. In September 2000, Carma Corporation was privatized through the issuance of 2.85 million of our common shares and the payment of $1 million in cash.
On October 29, 2002, the board of directors approved the special distribution of our U.S. residential home building business, under the name Brookfield Homes Corporation and that company commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “BHS” on January 7, 2003. As a result we no longer have an interest in Brookfield Homes Corporation.
In 2005, Carma Corporation was restructured into two wholly-owned subsidiaries Carma Developers LP, an Alberta limited partnership, which operates our Canadian residential land development business, and Carma Inc., a Delaware corporation, which operates our U.S. residential land development business.

GENERAL DEVELOPMENT OF THE BUSINESS
The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. A number of these events and conditions are discussed in greater detail under the heading “Business of Brookfield Properties”. We have not repeated the major events referred to above under “Intercorporate Relationships and History”.
Acquisitions and Dispositions
On September 2, 2004, we acquired a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment for the Bank of America Center, San Francisco’s premiere office property, which comprises the junior-most tier of a $750 million financing for the 1.78 million square foot tower.
On September 24, 2004, we completed the acquisition of Potomac Tower, a 19-story office tower in Rosslyn, Virginia, located on the Potomac River directly across from Washington, D.C. The building was purchased from Deutsche Immobilien Fonds AG for $106 million. Potomac Tower measures 238,000 rentable square feet and has a 165,000 square foot, eight-level parking garage with three below-grade and five above-grade levels.
On March 24, 2004, we completed the purchase of Edison Place, 701 9th Street, N.W. in Washington, D.C. from Wachovia Development Corporation for $167.1 million, including the assumption of $151.6 million of long-term non-recourse mortgage debt.
On October 31, 2005, we closed on the acquisition of the remaining 50% interest in the Bay Adelaide development site for approximately $90 million, providing us with full flexibility to realize long-term value in the ownership of the 2.6 million square foot development site which spans two city blocks in the heart of downtown Toronto.
In November 2005, we sold our 50% interest in Colorado State Bank Building in Denver to LBA Realty of California for $22 million as part of our strategy to redeploy equity from this non-core market into existing core and selected new markets.
We acquired a metropolitan Washington, D.C. asset after the sale of two Denver buildings. We sold the World Trade Center Denver for $116 million in January 2006 after having completed the sale of Colorado State Bank Building for $22 million. The acquisition of One Bethesda Center for $69 million closed in January 2006. One Bethesda Center is a 12-story, 168,000 square foot office property located one block from the Washington, D.C. metro station in Bethesda, Maryland.
In February 2006, we launched a fund to act as our new U.S. acquisition vehicle. Our $300 million committed investment combined with our partners’ committed investments totals $850 million with the potential to be increased to $1.2 billion within a one-year period. The fund had a three-year investment period and a term of ten years. It targets office property acquisitions in the central business districts in our core U.S. markets and on the West Coast. The fund investors subsequently invested in the U.S. Office Fund and this fund was terminated.
On April 10, 2006, we completed the acquisition of the remaining 75% interest in the Hudson’s Bay Centre in Toronto for approximately $96 million.
On May 16, 2006, we announced that we had completed the acquisition of 601 and 701 South 12th Street, Arlington, VA, in the Pentagon City submarket of Washington, D.C., for $230 million. The property is comprised of two 12-story office buildings that total 540,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration.
On June 16, 2006, our Canadian Office Fund sold eight non-core office properties, totalling approximately one million square feet, consisting of six properties in Calgary, Alberta and two properties in Winnipeg, Manitoba. In a separate transaction, the fund also sold a 16,000 square-foot residential land development site located at 1014-1020 5th Ave SW in Calgary. Proceeds for these transactions totalled approximately $C245 million prior to selling costs and repayment of debt. The fund also completed the sale of O&Y Enterprise, a third-party management business acquired with the O&Y portfolio. The Canadian Office Fund consists of a consortium of institutional investors, led and managed by us.
In February, 2007, we disposed of three of our properties that were classified as held for sale: Atrium on Bay in Toronto and 2200 and 2204 Walkley in Ottawa. Atrium on Bay was sold for C$250 million and the Walkley properties, held through our Canadian Office Fund, were sold for C$25 million.

Development
We received a $30 million fee from Goldman Sachs in accordance with an agreement signed in December 2005 related to certain rights that we have at Site 26 in Battery Park City, New York, where Goldman Sachs has commenced construction of a 2.1 million square foot headquarters building expected to be fully occupied in 2009. We believe that this development represents significant confidence in lower Manhattan and will have a positive impact on the value of our properties in and around the World Financial Center.
On July 19, 2006, we, through BPO Properties, launched the three-phase 2.6 million square foot Bay Adelaide Centre development in Toronto with the signing of a long-term lease with KPMG to anchor Bay Adelaide West, the 1.1 million square foot, 50-story office tower located on the northeast corner of Bay and Adelaide Streets. Occupancy of Bay Adelaide Centre West is expected in 2009. Phases Two and Three of Bay Adelaide Centre will likely be a mix of office and hotel/residential space.
On July 27, 2006, we, through BPO Properties, launched the Bankers Court development project in Calgary with 87% pre-leasing commitments in place. Bankers Court is a 265,000 square foot, 15-story building adjacent to our 2.7 million square foot Bankers Hall complex. We have leased 130,000 square feet to Compton Petroleum Corp. and 101,000 square feet to the law firm Fraser Milner Casgrain LLP. Bankers Court is scheduled for completion in 2008. Total costs are estimated to be C$110 million. We and British Columbia Investment Management Corporation each own 50 percent of the Bankers Hall and the Bankers Court developments.
On July 27, 2006, we acquired 50% of a Capitol Hill development site, 77 K Street, NE in Washington, D.C., for $15 million in a joint venture with ING Clarion. Construction on a 322,000 square foot building commenced in the fall of 2006.
Financings and Refinancings
On March 31, 2004, we refinanced Republic Plaza in Denver with a $170 million ten-year mortgage at a fixed interest rate of 5.1%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage.
On August 12, 2004, we financed 1625 Eye Street in Washington, D.C. with a $130 million ten-year mortgage at a fixed interest rate of 6.0%. The financing is comprised of a two-stage funding, with $74 million funded on the closing date and the remaining amount funded on December 20, 2004.
In March 2005, we increased our corporate credit facility by $200 million to $350 million.
In the third quarter of 2006, we refinanced 53 State Street, Boston, for $280 million with a 10-year, interest-only 5.96% coupon mortgage.
Equity
On April 30, 2004, we issued C$200 million Class AAA of Series J Preference Shares at a price of C$25.00 per share to yield 5.00% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The Series J Preference Shares commenced trading on the TSX on April 30, 2004 under the symbol BPO.PR.J.
On October 22, 2004, we issued C$150 million Class AAA of Series K Preference Shares at a price of C$25.00 per share to yield 5.20% per annum. The Series K Preference Shares commenced trading on the TSX on October 22, 2004 under the symbol BPO.PR.K.
On February 9, 2005, our board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. Fractional shares were paid in cash at the prevailing market price. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
On April 28, 2006, we announced an increase in the quarterly dividend on our common shares by 6% to $0.19 per share providing for an effective annualized dividend rate of $0.76 per share commencing with the dividend payable on June 30, 2006 to shareholders of record at the close of business on June 1, 2006.

On December 11, 2006 we filed a registration statement on Form F-10 with the SEC, and a preliminary short form prospectus with the securities regulatory authorities in all provinces of Canada, in connection with a proposed common share offering.
The proceeds from this offering were used:
•	To repay outstanding indebtedness taken on to finance our initial $300 million equity interest in our U.S. Office Fund,

•	To repay outstanding indebtedness taken on to finance an additional $437 million equity interest in the U.S. Office Fund, which was originally intended to be syndicated but was retained because of the experience within the portfolio. The retention of this interest maintained our $857 million equity investment in the U.S. Office Fund at 61.7%, and

•	For general corporate purposes, including the repayment of lines of credit.
On December 12, 2006 we entered into agreements for the sale of 30 million of our common shares. Pursuant to an underwriting agreement with a syndicate of underwriters comprised of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. acting as joint book-running managers, with CIBC World Markets Inc. and RBC Capital Markets acting as co-managers, the underwriters agreed to purchase 18.75 million our common shares at a price of $38 per share. Concurrently, BAM agreed to purchase, directly or indirectly, 11.25 million of our common shares at a price of $38 per share. The gross proceeds to Brookfield Properties from the combined share issuances totaled approximately $1.14 billion. The closing of the offering occurred on December 20, 2006.
We also agreed to grant the underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the offering, to purchase up to an additional 1.875 million shares at a price of $38 per share. If the over-allotment option was exercised, BAM agreed to purchase, directly or indirectly, an equivalent number of shares on a pro rata basis, up to 1.125 million, based on the number of the over-allotment shares purchased by the underwriters. On December 20, 2006, the underwriters exercised their over-allotment option to purchase such additional common shares. The additional gross proceeds to us from the exercise of the over-allotment option and the concurrent sale of additional shares to BAM totaled approximately $114 million. The total gross proceeds raised in the equity offering from the combined share issuances was approximately $1.25 billion. The closing of the over-allotment option occurred on December 22, 2006
Following the offering, BAM owns, directly and indirectly, an approximately 50.1% voting interest in Brookfield Properties.
In February, 2007, the company announced that subject to receipt of all necessary regulatory and shareholder approvals, it will proceed with a stock split of the company’s common shares and voting preferred shares. Shareholders will receive one Brookfield Properties common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock split will be subject to approval of the company’s shareholders at the forthcoming meeting of shareholders to be held on April 26, 2007. Upon approval, the number of common shares will increase by one-half and the earnings per share will decrease by one-third. The stock split will not change the economic value of the common shares issued and outstanding.
The Trizec Acquisition
On June 5, 2006, we signed a definitive agreement to acquire Trizec Properties, Inc. (“Trizec Properties”), a publicly-traded U.S. office real estate investment trust or REIT, and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties (“Trizec Canada” and collectively with Trizec Properties, “Trizec”), for consideration of approximately $4.8 billion, which together with the existing indebtedness of Trizec, gave the transaction a value of approximately $8.9 billion. Prior to the closing of the Trizec acquisition, 15 properties were sold by Trizec for consideration of approximately $1.8 billion. The proceeds from the sale of these properties were paid to the securityholders of Trizec as part of the consideration that they were entitled to in connection with the Trizec acquisition. The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets including New York City, Washington, D.C. and Los Angeles. The Trizec acquisition was completed on October 5, 2006.
Trizec was acquired in a joint venture between our U.S. Office Fund, and Blackstone. The Trizec portfolio contains 58 properties located in New York City, Washington, D.C., Houston and Los Angeles which encompass approximately 29 million square feet.
The completion of the Trizec acquisition was a significant step in advancing our growth strategy. The properties in the Trizec portfolio are primarily occupied by high quality tenants in our targeted markets whose economies are heavily influenced by tenants in the areas of financial services, government and energy. By syndicating a portion of the equity investment to institutional partners, we have expanded our asset management platform.

The U.S. Office Fund invested approximately $1.4 billion into the transaction. Our equity investment in the U.S. Office Fund is approximately $857 million and we do not currently intend to syndicate our interest further as a result of the experience to date with the Trizec portfolio. Blackstone invested approximately $507 million into the transaction.
In connection with the Trizec Acquisition, the parties obtained approximately $3.7 billion of debt financing from a group of lenders including Merrill Lynch Mortgage Lending, Inc., Bear Stearns Commercial Mortgage, Inc., German American Capital Corporation, Morgan Stanley Mortgage Capital Inc. and Royal Bank of Canada (collectively, the “Lenders”). The financing was comprised of advances by the Lenders in three separate groups of loans and was primarily used for paying a portion of the consideration for the Trizec acquisition, maintaining reserves, refinancing existing debt, paying carrying costs and various other costs and expenses relating to the Trizec acquisition. All of these loans mature on October 5, 2011. We have delivered a series of guarantees in connection with these loans, limited to the monthly debt service payment amounts for one year, in an aggregate amount of approximately $250 million (based on current interest rates), and the performance by the borrowers of certain covenants relating to the collateral.
The terms of the joint venture agreement provide that we manage and operate the Trizec portfolio, provided that Blackstone has been engaged pursuant to a sub-management agreement to manage and operate certain properties in the Trizec portfolio. We manage and operate properties amounting to approximately 29 million square feet located in downtown Los Angeles, Washington, D.C., Houston and New York City. For this, we receive fees relating to these properties for regular on-going management services, transaction fees for development, redevelopment and leasing activities conducted on behalf of these properties and performance fees when pre-determined benchmarks are exceeded. Under a sub-management agreement, Blackstone manages and operates the balance of the properties in the Trizec portfolio amounting to approximately 6 million square feet located in West Los Angeles, San Diego and New York City.
On September 26, 2006, we acquired the 1.2 million square foot Four Allen Center, Houston, for $120 million. The entire building is leased to Chevron U.S.A., Inc. The acquisition was fully financed with a seven-year, interest-only 5.77% coupon mortgage. On October 5, 2006, the building became part of the joint venture with the U.S. Office Fund and Blackstone.
Under the terms of the joint venture agreement, commencing in 2011 Blackstone has the option to put its interest in the venture to the venture in exchange for the Blackstone sub-managed properties. If Blackstone does not exercise this option, then in 2013 the U.S. Office Fund has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On an exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for changes in their effective interest resulting from the put/call arrangements described above.
We filed a Business Acquisition Report in respect of the acquisition of Trizec Properties on December 8, 2006.

BUSINESS OF BROOKFIELD PROPERTIES
Overview
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties. Our office properties portfolio is comprised of interests in 116 properties totaling 76 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bankers Hall in Calgary and Bank of America Plaza in Los Angeles. We also hold interests in 17 million square feet of high-quality, centrally-located development properties in our major markets. Our common shares trade on the NYSE and TSX under the symbol BPO.
Commercial Property Operations
Our strategy of owning, pro-actively managing and developing premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. Our properties are listed in Appendix B hereto. We believe that our properties are among the best located and most prominent assets in the financial services, government and energy center markets and therefore command some of the highest rents
Our commercial property portfolio, segregated by market, is as follows:

		Leasable Area
Region	Number of Properties	(000’s Sq. Ft.)

New York, New York	13	19,516
Boston, Massachusetts	2	2,163
Washington, D.C.	29	6,771
Toronto, Ontario	16	12,283
Calgary, Alberta	9	7,845
Ottawa, Ontario	8	2,939
Denver, Colorado	1	1,795
Minneapolis, Minnesota	4	3,008
Los Angeles, California	22	10,672
Houston, Texas	7	6,958
Other	5	1,845

Total	116	75,795

Business Strategy
Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. Our leases have seven-year average terms across the portfolio and only approximately 5% of our leases mature annually. Based on leases in place at December 31, 2006, leases with respect to 4.8% of the total square feet will expire in calendar year 2007.
Diversified, High Credit Quality Tenants. Our portfolio attracts and retains the best credit tenants, providing a long-term, high-quality cash flow. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants with over 800,000 square feet of space in portfolio by leasable area and their respective lease commitments:

		Year of	Leaseable Area
Tenant	Primary Location	Expiry(1)	(000’s Sq. Ft.)

Merrill Lynch	New York/Toronto	2013	4,534
CIBC	New York/Toronto/Calgary	2028	2,074
Government of Canada	Ottawa/Edmonton/Toronto	2010	2,003
Chevron U.S.A.	Houston	2018	1,725
Wachovia	New York	2015	1,331
RBC Financial Group	Five major markets	2018	1,184
Bank of Montreal	Toronto/Calgary	2020	1,128
JPMorgan Chase Bank	New York/Denver	2018	1,122
Kellogg Brown & Root	Washington, D. C./Houston	2016	964
Petro-Canada	Calgary	2013	914
Target Corporation	Minneapolis	2014	865
Goldman Sachs	New York	2011	850

(1)	Weighted average based on square feet.

Proactive Leasing Strategy. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. Our pro-active leasing strategy produced total 2006 leasing of 6.2 million square feet, excluding leasing for developments. Our vacancy rates are significantly below the market average in almost all of our primary markets. The portfolio-wide occupancy rate, at December 31, 2006, was 95.1%. Increasing occupancy and reducing rollover exposure ensures continued stable cashflow and low levels of capital expenditures and leasing costs.
Investment Strategy
Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for a shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate.
Expand asset management platform. We have historically explored property level joint venture opportunities with strategic institutional partners. While we plan to continue with this endeavor, we also are pursuing the acquisition of larger portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to acquire the Trizec portfolio. Of our 116 commercial office properties, 23 are wholly-owned, 16 are held in property level joint ventures or co-tenancies and 77 are held in our funds.
Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties. Our U.S. Office Fund consists of a consortium of institutional investors, led and managed by U.S. Affiliates of the consortium members invest in our U.S. Office Fund through direct and indirect investment vehicles and have also entered into several agreements relating to property management, fees, transfer rights and other material issues related to the operation of the properties.
We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, on-going services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance	Earned when certain pre-determined benchmarks are exceed performance.

Commercial Development
We hold interests in 17 million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.
We currently own 15 development sites totaling 17 million sq. ft. of buildable density. The following table summarizes our commercial development projects at December 31, 2006:

			Number	Ownership(1)	Density
		Location	of Sites	%	(Sq.Ft.)

New York, New York	Ninth Avenue	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	4,700,000
Washington, D.C.	77 K Street	Adjacent to Union Station	1	50%	322,000
	Waterview	Located at the foot of the Key Bridge in Rosslyn, Virginia	1	25%	930,000
	Reston Crescent	3.6 acre landscaped campus adjacent to Reston, Virginia	1	100%	1,000,000
Houston, Texas	Four Allen Center(2)	1400 Smith Street	1	100%	1,267,000
	1500 Smith Street	Between Continental Center I and Four Allen Center	1	100%	800,000
	Allen Center Gateway	Adjacent to the Allen Center	1	100%	700,000
	Allen Center Garage	Located in the heart of the Allen Center / Cullen Center complex	1	100%	700,000
Toronto, Ontario	Bay Adelaide Centre	Bay and Adelaide Streets	1	100%	2,600,000
	BCE Place III	Third phase of BCE Place project	1	65%	800,000
Calgary, Alberta	Bankers Court	East and West Parkades adjacent to Bankers Hall	1	50%	500,000
	Herald Site	Within one block from our existing Calgary assets	1	100%	1,100,000
Ottawa, Ontario	300 Queen Street	Third phase of current Place de Ville project	1	25%	500,000
Denver, Colorado	425 15th Street	One block from Republic Plaza	1	100%	800,000
	Tremont Garage	One block from Republic Plaza	1	100%	500,000

Total			15		17,219,000

(1)	Represents the company’s consolidated interest before non-controlling interests

(2)	Property is currently under redevelopment. 100% of the building has been leased to Chevron, who will move into the building once redevelopment is complete
Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario) Limited, develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas. Most of the land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.
We classify land into two categories, land held for development and land under development. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads, parks and housing construction costs.
Prudent and Flexible Capital Plan
Our strong balance sheet allows us to simultaneously pursue numerous growth initiatives including development and acquisitions.
We monitor both the amount of our leverage and the mix of our fixed/floating-rate debt to provide a more reliable stream of earnings. We regularly review various credit ratios to monitor our leverage. In order to mitigate the risk of rising interest rates, we finance our commercial properties through an appropriate combination of fixed and variable rate debt. Our optimum financing goal is to place long-term fixed rate non-recourse debt on each of our commercial properties. However, when an asset is being repositioned or released we may temporally use a variety of short term variable rate financing facilities, including loans from our affiliate BAM, bridge financing from financial institutions and resource debt. In addition, from time to time, we may enter into interest rate derivative contracts in order to limit our exposure to increasing interest rates.

An important source of liquidity for us are two unsecured revolving credit facilities: (i) a $350 million facility with a syndicate of banks and (ii) $300 million facility with BAM. These facilities bear interest at LIBOR plus a spread of 1.50% to 1.65% based on our corporate debt rating. The $350 million unsecured credit facility includes numerous financial covenants that limit our ability to borrow under the facility. As of December 31, 2006, no amounts were outstanding under these facilities.
Depending on market conditions, we opportunistically access the public equity markets through the issuance of our common or preferred shares. To the extent that we believe it is necessary and efficient, we may also raise capital through a variety of other means, including but not limited to selling assets, entering into joint ventures or partnerships with equity providers, or a combination of these and other methods.
Our financing targets and results for the last three completed financial years are set out in the following table:

	Three year		Annual Results
Objective	average		2006		2005		2004

Maintain debt-to-total-market-capitalization of 50% or less	37%		41%		34%		37%
Move toward long-term goal of 95% non-recourse debt(1)	92%		94%		88%		93%
Maintain interest expense coverage of 2.3x or greater(2)	2.4	x	2.1	x	2.6	x	2.6	x

(1)	Non-recourse to Brookfield Properties Corporation

(2)	2006 is lower than our target due to corporate debt used to fund the acquisition of Trizec. In December 2006, this debt was repaid with proceeds from the common share equity offering

The following describes our commercial property debt at December 31, 2006:

				Brookfield Properties’
			Maturity	Consolidated Share
Commercial Property	Location	Interest Rate %	Date	(Millions)	Mortgage Details

Direct
Atrium on Bay	Toronto	5.49	2007	$34	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	241	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.86	2007	103	Non-recourse, fixed rate
Hudson’s Bay Centre	Toronto	5.84	2008	85	Non-recourse, floating rate
Petro-Canada Centre	Calgary	6.43	2008	108	Non-recourse, fixed rate
One World Financial Center	New York	6.32	2009	300	Recourse, floating rate
245 Park Avenue	New York	6.65	2011	239	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	401	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	64	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	55	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	607	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	306	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	298	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	152	Non-recourse, fixed rate
601 South 12th Street	Washington	5.42	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington	5.42	2013	43	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	168	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	127	Non-recourse, fixed rate
53 State Street	Boston	5.96	2016	143	Non-recourse, fixed rate
One Bethesda	Washington	5.66	2016	53	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	42	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	95	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	82	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	85	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	5.57	2012	92	Non-recourse, floating rate

				4,603

U.S. Fund
2000 L Street	Washington	6.26	2007	56	Non-recourse, fixed rate
Bethesda Crescent	Washington	7.07	2008	34	Non-recourse, fixed rate
Two Ballston Plaza	Washington	6.91	2008	26	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	6.47	2008	59	Non-recourse, floating rate
Waterview	Washington	6.98	2009	30	Non-recourse, floating rate
1460 Broadway	New York	5.11	2012	12	Non-recourse, floating rate
Four Allen Center	Houston	5.77	2013	240	Non-recourse, fixed rate
Grace Building	New York	5.54	2014	195	Non-recourse, fixed rate
1411 Broadway	New York	5.50	2014	112	Non-recourse, fixed rate
2001 M Street	Washington	5.25	2014	45	Non-recourse, fixed rate
Bank of America Building	Los Angeles	5.31	2014	237	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	2014	114	Non-recourse, fixed rate
One New York Plaza	New York	5.50	2016	396	Non-recourse, fixed rate
Victor Building	Washington	5.39	2016	47	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	2016	21	Non-recourse, fixed rate
Mezzanine debt	—	7.85	2011	3,102	Non-recourse, floating rate
CMBS Pool debt	—	6.10	2011	600	Non-recourse, floating rate
CMBS Pool debt	—	6.83	2008/2011	473	Non-recourse, fixed rate

				5,799

Canadian Fund
First Canadian Place	Toronto	8.06	2009	60	Non-recourse, fixed rate
O&Y portfolio debt	—	Various	2007	139	Various terms

				199

Corporate and Other
Term facility	—	6.82	2008	300	Recourse, floating rate
Development and other debt	—	Various	Various	318	Various terms

Total(2)		6.80%		$11,219

(1)	Included in restricted cash and deposits is $249 of securities to match interest and principal payments on this commercial property debt

(2)	[s] Includes $34 million of commercial property debt associated with liabilities related to assets held for sale

Primary Markets and Properties
The following is a brief overview of the commercial property markets in which Brookfield Properties operates as of the date of this AIF. The term “Brookfield Properties Direct” refers to those properties which are wholly-owned or owned through property-level joint ventures. When referring to ownership of properties by the U.S. or Canadian Office Fund such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of Brookfield Properties. See “Business of Brookfield Properties — Investment Strategy” for a description our interest in our funds. Leasable area includes commercial office, retail, storage and parking.
Manhattan, New York
The New York City market contains the largest area of office space in North America. The market has approximately 390 million square feet of office space with Midtown Manhattan containing approximately 235 million square feet; Midtown South with 65 million square feet; and Lower Manhattan with 90 million square feet.
Midtown Manhattan
The Midtown overall vacancy rate (including sublease space) at December 31, 2006 was 6.4%, down from 7.8% at year end 2005. Absorption was positive 2.6 million square feet during 2006, with almost 92% of the absorption in the Class A sector. Midtown overall leasing activity for 2006 was 18.7 million sq. ft. which is slightly higher than last year’s 18 million sq. ft. and around the historical annual average. The market has rebounded and landlords have continued to increase rent while lowering tenant concessions.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

245 Park Avenue	1,692	51% fee interest. NYSTRS owns remaining 49% interest.	245 Park Avenue is a 44-story office tower located in Midtown Manhattan on Park Avenue at 46th Street, immediately adjacent to Grand Central Station. The building was completed in 1970. This property has undergone a complete renovation of the lobby, plaza and elevators.

300 Madison Avenue	1,094	100% fee interest.	Designed by Skidmore Owings & Merrill, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking eight-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the expansive lower levels.

U.S. Office Fund

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

The Grace Building	1,519	49.9% fee interest.	The Grace Building is a 49-story tower, completed in 1971. It is centrally located in Midtown Manhattan at 6th Avenue and 42nd Street and is equipped with a state-of-the-art security system and communications infrastructure, including high-speed Internet access and alternative telecom services.

1065 Ave of the Americas	665	99% fee interest.	1065 Avenue of the Americas is a 34-story tower, completed in 1958 and renovated in 1993.

1411 Broadway	1,149	49.9% fee interest.	1411 Broadway is a 40-story tower, completed in 1979 and renovated in 1999.

1460 Broadway	215	49.9% fee interest.	1460 Broadway is a 17-story tower, completed in 1951 and renovated in 1999.

Lower Manhattan
The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 90 million square feet of Class A, B and C space. The Lower Manhattan overall vacancy rate at December 31, 2006 was 8.4%, a decrease from 10.6% at year end 2005.
In Lower Manhattan, overall absorption was positive 2.6 million square feet in 2006 compared to 1.1 million square feet in 2005. Leasing activity in Lower Manhattan for 2006 totaled 5.6 million sq. ft. falling short of the historical annual average of 6 million sq. ft but well above the 3.1 million sq. ft. achieved in 2005. The strong leasing activity in the Downtown market and the continued tightening in the Midtown market will result in continued rental growth and declining concession packages. The redevelopment of the World Trade Center site is moving forward, as public and private groups spearhead the rebuilding. A number of projects are underway: the deconstruction of 130 Liberty Street, the construction of the permanent Path station, and the 6 acre memorial.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

One World Financial Center	1,628	100% leasehold interest.	One World Financial Center is located at the South end of the four unique office towers designed by Cesar Pelli comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden. One World Financial Center is a 40-story tower which was completed in 1985. The building is connected to the World Financial Center complex through an enclosed passageway.

Two World Financial Center	2,491	100% leasehold interest.	Two World Financial Center is a 44-story tower completed in 1987. Tower Two is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch. Tower Two is directly connected to the retail area of the World Financial Center and the Winter Garden.

Three World Financial Center	1,232	Share of a tenancy in common interest.	Completed in 1986, Three World Financial Center is a 53-story tower with our share of the building measuring 1,232,000 square feet of rentable area, and is world headquarters for American Express. Three World Financial Center is connected to the rest of the World Financial Center complex through a courtyard, leading to the Winter Garden, a dramatic, glass and steel grand public space with a 120’ vaulted ceiling.

Four World Financial Center	1,803	51% leasehold interest. Merrill Lynch owns remaining 49% leasehold interest.	Four World Financial Center is a 24-story tower completed in 1986. Tower Four is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch and is 100% leased to and occupied by Merrill Lynch.

One Liberty Plaza	2,214	100% fee interest.	One Liberty Plaza is a 53-story building located adjacent to the World Trade Center site in the financial district of Lower Manhattan. The building was completed in 1971 as U.S. Steel’s world headquarters and was occupied by Merrill Lynch as its world headquarters until its move to the World Financial Center. Since 1987, the building has undergone substantial renovation, including complete reconstruction of the lobby and plaza areas.

U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

One New York Plaza	2,459	100% fee interest.	One New York Plaza is a 50-story tower which was completed in 1970. One New York Plaza is located at Water and Whitehall Streets and is the southernmost of all Manhattan skyscrapers. The building underwent a renovation in 1995.

Newport Tower	1,062	100% fee interest.	Completed in 1990, the building is a 36-story tower measuring. The building offers unobstructed views of the New York Harbor and Manhattan skyline and is easily accessible from the New Jersey Turnpike and Holland Tunnel.

Boston, Massachusetts
The Boston downtown office market consists of 50 million square feet in nine sub-markets. The Central Business District (CBD) sub-market, where Brookfield Properties’ 53 and 75 State Street properties are located, is Boston’s largest with 34 million square feet. The overall vacancy rate in Boston’s financial district was 10.7% at year end 2006 compared with 13.6% at year end 2005. The Class A segment of the market ended the year with a 9.3% vacancy compared to 12.8% the year before. Class A rental rates have Class A asking rents finished the year at $47.41/sf a 20% increase from the year end 2005 rate of 39.63%. Landlords are proactively raising their rates due to a rapidly emerging shortage of Class A space.
Despite the slow recovery in vacancy rates, the long-term fundamentals of the Boston market remain positive. The Boston CBD market continues to be supply constrained due to the small number of developable sites and the difficult permitting process. The Boston CBD is not expected to deliver any new construction until after 2010.
The Boston long-term fundamentals remain positive with the CBO market supply constrained due to the small number of developable sites and the difficult approval process.
Brookfield Properties Direct

	Leasable
	Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

53 State Street	1,161	51% leasehold interest. A Deutsche Bank fund owns the remaining 49% leasehold interest.	53 State Street is the successful union of the historic granite and marble Boston Stock Exchange Building with a 40-story, reflective glass, modern office tower. The two buildings are connected by a seven-story, glass-enclosed atrium.

75 State Street	1,002	51% fee interest. A Deutsche Bank fund owns the remaining 49% fee interest.	75 State Street includes a 685-space underground parking garage and is located in the heart of Boston’s financial district adjacent to Faneuil Hall, Quincy Market. The 31-story office tower, completed in 1988. It is clad in five types of granite accented with gold leaf and has a six story great hall finished in seven types of marble with mahogany and bronze accents.

Washington, D.C.
Washington D.C. has emerged as one of the most coveted real estate investment markets in the world. The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center. Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms. This diverse economic base has enabled the Washington area to remain economically healthy. This economic health has resulted in a stable tenant base, especially in the downtown office market.
The overall vacancy rate in Washington, D.C. remains stable at 7.1% as of December 31, 2006. In comparing the District’s vacancy rate with other major metropolitan areas around the country, the District has one of the lowest overall vacancy rates. Total absorption for the 4th quarter of 2006 was positive 617,079 sq. ft. with the East End accounting for 251,029 sq. ft. 2006 total absorption for Washington DC was 3,213,372 sq. ft. up from 1,809,228 sq. ft. in 2005. Leasing activity during the 4th quarter of 2006 was driven once again by government agencies and law firms. Several private sector firms did expand over the quarter as well. The majority of lease transactions for the 4th quarter 2006 in the CBD and surrounding markets were in the 10,000 – 30,000 sq. ft. range.
Development activity is beginning to ease with 4,600,000 sq. ft. under construction at year end 2006 compared to 7,800,000 sq. ft. at year end 2005. Space under construction or renovation is currently 38% pre-leased compared to 50% at year end 2005. A total of 2,500,000 sq. ft. delivered in the 4th quarter of 2006 at 75% pre-leased with a total of 6,100,000 sq. ft. delivering in all of 2006. 1,200,000 sq. ft. of construction began in the 4th quarter of which 725,000 sq. ft. is located in the East End. A total of 3,400,000 sq. ft. broke ground in 2006, down from 4,200,000 sq. ft. in 2005.
The DC office market will remain steady in 2007. Supply is expected to outpace demand and cause vacancy to rise marginally; however, overall vacancy will remain low compared to other markets across the country. Class A space will continue to attract the majority of deals as tenants continue to upgrade.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	Of Ownership	Description

1625 Eye Street	571	100% fee interest.	Located at Farragut Square, the 12 story office building has 374,000 square feet of office space, 11,714 square feet of retail space and 425 available parking spaces (1 space per 1,100 square feet). 1625 Eye Street’s prominent design features a limestone and glass façade with a 9-story light-filled atrium facing Eye Street. An illuminated 160-foot campanile offers upper floor tenants panoramic views of the Washington skyline.

701 9th Street	547	100% fee interest.	701 9th Street is located across from the national Portrait Gallery and one block west of the Verizon Arena.

Potomac Tower	440	100% fee interest.	Located at 1001 North 19th Street in Rossyln, Virginia, Potomac Tower is situated across the Potomac River from Georgetown. The building offers a panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one metro stop from Washington, D.C.’s CBD, and five minutes from Washington Reagan National Airport.

One Bethesda Center	168	100% fee interest.	One Bethesda Center is located at 4800 Hampden Lane in the core of the Bethesda-CBD office market. This twelve-story building includes 396 parking spaces in a four-level garage. The office building is connected to a two-story retail structure by a brick paved plaza that is highlighted by a dramatic clock tower. The property’s “stepped” floor plates offer tenants sunlit terraces while simultaneously creating a unique silhouette against the Bethesda skyline.

601 & 701 South 12th Street	540	100% fee interest.	Located on five acres in the Pentagon City submarket of Arlington, Virginia, 601 and 701 South 12th Street consists of two 12-story office buildings. Green space connects the buildings which are fully leased to the U.S. General Services Administration and houses the headquarters of the Transportation Security Administration.

U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

1225 Connecticut Avenue	269	100% fee interest.	1225 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1968, the property was renovated in 1994 and offers restaurants, retail and underground parking on-site. The property will be renovated later this year and delivered in late 2008.

1200 K Street	434	100% fee interest.	Built in 1992, 1200 K Street is a 12-story building that is well located in the East End submarket of Washington, D.C. This office building is currently leased to PBGC in its entirety.

1250 23rd Street	132	100% fee interest.	1250 23rd St. was designed by H. Saka & Associates and opened in 1990.

1250 Connecticut	198	100% fee interest.	A unique downtown building, 1250 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1964, the property was renovated in 1996 and offers restaurants, retail and underground parking on site.

1400 K Street	224	100% fee interest.	1400 K was designed by Skidmore, Owings & Merrill and opened in 1981. Located in the East End business district, the building has views of beautiful Franklin Park. The lobby and entrance were renovated in 2002. The 12-story building has windows on all four sides allowing abundant natural light.

2000 L Street	383	100% fee interest.	Centrally located in the CBD, 2000 L Street is an 8-story office building designed by RTKL Associates and opened in 1968. In 1998, the building entrance, lobby, storefronts and common areas were remodeled. A large 44,000 SF floor plate offers remarkable flexibility and efficiency for tenants large and small.

2001 M Street	264	98% fee interest. The remaining 2% is owned b other partners.	Built in 1987, this 9-story office building is considered one of the most y prominent office buildings in the Washington, DC market. Located in the West End of the Central Business District and within the Golden Triangle BID, this beautiful, polished granite, Class A building has abundant parking and is close to numerous restaurants and shopping.

2401 Pennsylvania Ave	93	100% fee interest.	Designed by Keyes Condon Florance, 2401 Pennsylvania Avenue was the recipient of The Washington Chapter of the American Institute of Architects (AIA/DC) “Award for Excellence in Architecture”. The mixed-use office, retail and residential building, built in 1990, is situated on the corner of Pennsylvania Avenue right at Washington Circle.

Bethesda Crescent	336	100% fee interest.	Designed by Keyes Condon Florance, Bethesda Crescent is comprised of three office buildings.

Silver Spring Metro Plaza	771	100% fee interest.	Silver Spring Metro Plaza is comprised of three buildings conveniently located in the downtown Silver Spring business district and adjacent to the Metrorail, Marc Train and Metrobus depot.

One Reston Crescent	185	100% fee interest.	One Reston Crescent, the first building of the Reston Crescent development, is a six-story structure with state-of-the-art building systems and an elegant two-story lobby. Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Sunrise Tech Park	316	100% fee interest.	Sunrise Technology Park is a professional complex of four contemporary office and research and development buildings situated in Northern Virginia’s Reston/Herndon Corridor. Each single story structure features wrap-around window lines.

Two Ballston Plaza	223	100% fee interest.	Two Ballston Plaza is an 11 floor building located at the west end of the Rosslyn-Ballston corridor. Commuters enjoy convenience to the Ballston Metro Station and quick access to Interstate 66. The property is easily accessible to both Ronald Reagan National Airport and Dulles International Airport.

Victor Building	343	49.9% of the fee interest. The remainin interest is held by Principal.	Completed in 2000, the Victor Building is located in the East End submarket in g Washington, DC. It is a freestanding 9-story office building. The lobby has recently been renovated.

1550 & 1560 Wilson Blvd	334	100% fee interest.	Part of an office community, the project is comprised of 2 buildings. The 1550 building is a 7-story pre-cast concrete building built in 1984 with efficient 20,000 square foot floor plates. The lobby was upgraded in 2001 with an earth-tone marble floor and light wood accents on the walls. The 1560 building is 12 stories tall and was delivered in 1986 with a glass curtain wall system offering sweeping views of Arlington, Virginia.

Toronto, Ontario
The Toronto market contains the largest area of office space in Canada. The greater Toronto area has approximately 161 million square feet of office space divided equally between the suburbs and downtown. Toronto’s financial core, where 90% of our buildings are located, has a total office space inventory of 34 million square feet. The overall office vacancy at year end 2006 was 6.0% for all classes, down from 7.9% at the end of 2005.
Vacancy in class “AA” and “A” markets in the core at the end of 2006 was 5.3% compared to 7.0% at the end of 2005. Our vacancy in this market was 4.2%.
Vacancy will continue its downward trend in 2007 despite expected slower economic growth. With the anticipated decline in vacancy rates over the next 12 months, we should continue to see upward pressure on rental rates.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

BCE Place			BCE Place consists of almost 3.5 million square feet of rentable commercial space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Street. A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, BCE Place is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,340	100% fee interest.	The Bay Wellington Tower is a 47 story tower located on the northern portion of BCE Place.

- TD Canada Trust Tower	1,144	50% fee interest. The remaining 50% interest is owned by OMERS Realty Corporation.	The TD Canada Trust Tower is a 51 story tower located on the southern portion of BCE Place.

- 22 Front Street , Retail and Parking	144 and 805	100% fee interest in 22 Front Street, a 75% interest in Retail & Parking, BCE Place. The remaining 25% interest is owned by Omers Realty Corporation.	This retail, heritage, office and parking complex is located between the TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portion of BCE Place with the retail on the concourse and main street levels as well as 1,465 below-grade parking stalls serving the BCE Place complex and downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

- Exchange Tower	1,160	50% leasehold interest in the North parcel (containing a three story building) and a freehold and leasehold interest in the South Parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block.

- 105 Adelaide Street West	232	100% leasehold interest and a 25% interest in the Canadian Office Fund’s 50% interest.	105 Adelaide Street West, also known as Lombard Place, is a 12-storey office property located in the financial core between the Exchange Tower and First Canadian Place. This class ‘A’ building was completely renovated in 1990.

Hudson’s Bay Centre	1,092	100% leasehold interest and 100% fee interest in certain components.	The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, The Bay department store, Marriott Hotel, apartments, condominiums and an extensive retail concourse with a variety of retail shops and services. Directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway, HBC offers excellent accessibility.

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Queens Quay Terminal	504	100% fee interest.	Queen’s Quay Terminal is located in the waterfront in downtown Toronto’s financial district. The property also contains 72 condominium units which are owned freehold by other parties.

HSBC Building	225	100% fee interest in 2/3 of the property and a 100% leasehold interest in 1/3 of the property.	The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1991 and is integrated with the Toronto financial core and underground pedestrian network.
Canadian Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

First Canadian Place	2,781	50% fee interest. The other 50% interest owner is a Canadian life insurance company.	Located in downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping complex and parking. With 72-storeys, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

2 Queen St. E.	545	100% fee and leasehold interest.	2 Queen Street East, also known as Manulife Tower, is situated in Toronto’s financial core and is the city’s newest downtown office tower. The property’s unique design incorporates a historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

151 Yonge St.	371	100% fee interest.	The Yonge Richmond Centre is situated in Toronto’s financial core. The property provides a direct connection to the city’s underground pedestrian walkway and is connected to the Manulife Tower to the north as well as the Queen Street subway station.

2 St. Clair Ave. W.	299	100% fee interest.	2 St. Clair Avenue West is situated in Toronto’s St. Clair office market, one of the city’s three mid-town office nodes. The area contains an office space inventory of approximately 2.5 million square feet and is characterized as an upscale neighborhood with an above average income demographic

18 King St. E.	251	100% leasehold interest.	18 King Street East is situated in Toronto’s financial core. The property is steps away from the King Street subway station and the city’s underground pedestrian walkway.

40 St. Clair Ave. W.	149	100% fee interest.	40 St. Clair Avenue West is situated in Toronto’s St. Clair office market, one of the city’s three mid-town nodes.

4342 Queen Street (Niagara Falls, Ontario)	209	100% fee interest.	4342 Queen Street West is situated in Niagara Falls, Ontario. Its’ tenant base has access to the Canada/U.S. border crossings and it is connected to all major highway routes, both in the USA and Canada. The property offers modern and efficient systems and tenant improvement finishes and is as such the highest quality Class “A” office building in the entire Niagara region.

Calgary, Alberta
Our office properties, located centrally in downtown Calgary, account for approximately eight million square feet of a total downtown office market inventory of over 32 million square feet. The downtown Calgary market is largely driven by the oil and natural gas industries. Though Calgary is the fourth largest city in Canada, it has the second highest number of head offices in the country, second to Toronto. The overall office vacancy at year end 2006 was 0.3% for all classes, down from 1.7% at the end of 2005.
Vacancy in the Class “AA” and “A” markets at the end of 2006 was 0.01% compared to 0.9% at the end of 2005. Brookfield Properties’ vacancy in this market is 0.0%.
The extremely low vacancy levels continue to be driven by Alberta’s resource-based economy. The strength in the oil and gas sector has led to a real gross domestic product growth rate of 7.0%, significantly higher than the national average of 2.8%.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Bankers Hall	2,693	50% fee interest. The remaining 50% interest is owned by BCIMC.	Bankers Hall complex is comprised of three towers, East Tower, West Tower and the Royal Bank Building. The East and West Towers and twin 50-story office towers sitting above a seven-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 24-story Royal Bank Building. Parking is provided for 1,160 vehicles in a six-level underground parking garage and an eight-level above ground parking lot.

Petro-Canada Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.	Petro-Canada Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are 52-story west tower and the 32-story east tower. The property is located in the Calgary central business district and is connect to the above-ground pedestrian network. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,681	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management.	Fifth Avenue Place is comprised of two 35-story office towers. Fifth Avenue place is connected to the above-ground pedestrian network, was completed in 1980, and since acquisition has undergone a substantial capital investment program.
Canadian Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Gulf Canada Square	1,141	100% fee interest.	Gulf Canada Square, located along bustling 9th Avenue in the heart of Calgary’s business district, is comprised of 20 floors of office and retail space. Gulf Canada Square pioneered the open landscape office concept with its large floor plate. The spacious large floor plates contain up to 80,000 square feet per floor. Constructed in 1979, Gulf Canada Square was extensively renovated in 1989-1990.

Altius Centre	378	100% fee interest.	Altius Centre is situated in the heart of downtown Calgary. The Property is directly connected to the city’s “Plus 15” above ground walkway system.

Ottawa, Ontario
Ottawa is Canada’s National Capital. Ottawa’s competitive office market (excluding office buildings owned by the Federal Government) consists of 32.6 million square feet. Ottawa’s central business district (CBD) consists of 13.5 million square feet of competitive office space in all classes. The overall office vacancy rating including sublets in the CBD was 4% at the end of December 2006, down from 4.2% a year earlier.
Class “A” vacancy in the CBD at the end of December 2006 was 2.7% compared to 3.2% a year earlier. 325,512 square feet of “A” class office was absorbed during 2006 largely due to the completion and occupancy of Morguard’s 285,000 square foot 131 Queen Street development by the Federal Government and HSBC. Ottawa’s overall office absorption in competitive buildings totaled 1.3 million square feet in 2006. Our Ottawa portfolio had a vacancy at the end of 2006 of 0.8%.
The Federal Government and its agencies continue to be the major consumer of both newly constructed and existing inventory of office space in the CBD of Ottawa in 2007. Ottawa’s private sector has also been active in the CBD through 2006 which saw construction commence on two new competitive office developments; both developments have strong preleasing activity.
The Conference Board of Canada predicts economic growth in Ottawa is expected to be stable in 2007 at 2.5%.
Canadian Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Place de Ville II	1,043	100% fee interest.	Place de Ville II is located in the western portion of Ottawa’s downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. The property, the tallest in Ottawa, is comprised of a 29 storey office building, known as Tower C and a four storey office building known as the Podium.

			The property is part of a large mixed use development that includes four office towers, an underground retail complex, two hotels and a five level underground parking garage (the hotels were severed from the complex and sold several years ago). PDV I with PDV II are connected below grade through the retail concourse and parking garage.

Place de Ville I	1,089	100% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. The property is comprised of two towers (A and B), situated at right angels to each other.

Jean Edmonds Towers	648	100% fee interest.	Jean Edmonds Towers is located in the western portion of Ottawa’s downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue and Bank Street. The property is comprised of two towers (North and South), situated parallel to each other.

Southern California
The Los Angeles County office market generally continued to experience dropping vacancy rates and rising rental rates, ending the year with an overall direct vacancy rate of 9.8%, down from 11.2% at year-end 2005. The local economy continued its upswing that has been ongoing since 2001, evidenced in part by the steady drop in unemployment throughout 2006.
Los Angeles CBD
The greater Downtown Los Angeles and Central Business District are experiencing an urban renaissance, with new retail, dining and entertainment scheduled to open throughout 2007. With an inventory of 29.484 million square feet, the CBD contains virtually the entire supply of Class “A” office buildings in the greater Downtown market. In 2006, the CBD sent mixed signals, experiencing both rising rental and vacancy rates. At year-end, the CBD vacancy rate was 16.3%, up from 14.3% at year-end 2005. However, Class “A” rental rates improved significantly ending the year at $31.68, up 12.8% from $28.08 at year-end 2005.
U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Figueroa at Wilshire	1,162	100% fee interest.	The 52-story office tower, completed in 1990, features a Brazilian Rose polished granite exterior, two dramatic, 75-foot high atria lobbies, and an open-air plaza highlighted by a 36-foot tall fire and water feature.

Bank of America Plaza	1,765	100% fee interest.	Bank of America Plaza was completed in 1974. The 55-story, is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder.

Ernst & Young Tower	1,636	100% fee interest.	Ernst & Young Plaza, completed in 1985, is located in the heart of downtown LA’s central business district, providing spectacular views of the City. The project consists of a 41-story and a 330,000 square foot multi-level retail mall. The tower was designed by Skidmore, Owings & Merrill, and is positioned on a landscaped, open air, 2.5 acre plaza.
Los Angeles Westside
The Los Angeles Westside market, comprised of 46.413 million square feet, remained a powerhouse through 2006. With a vacancy rate of only 6.5% and positive absorption of 1.144 million square feet, tenant demand outpaced supply. Despite 1.6 million square feet of office construction in the pipeline for delivery in latter 2007 and through 2008, rates are expected to increase with vacancy remaining in the single digits. Average rates in submarkets in which the fund owns assets ranged from $32.16 to $36.60.
U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Marina Towers	468	50% leasehold interest. A family trust holds the remaining 50% interest.	This two tower property was built in 1971. It offers terrific views of the Ocean Marina and has easy access to the San Diego (405) and Marina Airport (90) freeways, and Los Angeles International Airport.

5670 Wilshire Blvd.	409	100% fee interest.	5670 Wilshire Boulevard is a 27-story office building, built in 1964 and renovated in 1991. Outside of the serene granite clad lobby is a landscaped courtyard leading to the 5 story parking structure.

9665 Wilshire Blvd.	226	100% fee interest.	9665 Wilshire Boulevard is a 10-story office building located in Beverly Hills. The building was built in 1972 and renovated in 1993.

Westwood Center	316	100% fee interest.	Westwood Center is a 22-story office building, built in 1965 and completely renovated in 2000. Awarded the International BOMA Award in 2000, the building features floor-to-ceiling glass, a beautifully designed lobby with abundant natural light, and state of the art communication systems.

World Savings Center	639	100% leasehold interest.	Built in 1983, World Savings Center is a prominent 25-story Class “A” office building located in the Brentwood area of Los Angeles. The building offers large floor plates, beautiful ocean, city and mountain views, and is within walking distance of Brentwood’s many restaurants, banks and retail services.

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Howard Hughes Center			Howard Hughes Center is a first-class multi-building project located on the Westside of Los Angeles, and convenient to the Los Angeles International Airport, Marina Del Rey and the South Bay. The complex includes lushly landscaped plazas, restaurants, theaters, an upscale health club and retail services. The Center is strategically located on a high profile site along the 405 freeway, with dedicated freeway ramps to and from the Center.

- 6060 Center Drive	370	100% fee interest.	6060 Center Drive is a 10-story office building, completed in 1999. It is nestled against a gentle water feature adjoining the main central courtyard and large, 25,000 foot floor plates. The building includes 20,000 square feet of basement space.

- 6080 Center Drive	451	100% fee interest.	6080 Center Drive is a 12-story office building, completed in 2001. The lobby features natural stone and glass, and incorporates within the striking adjacent exterior landscape for a distinctly sophisticated feel. The building includes 20,000 square feet of basement space.

- 6601 Center Drive	148	100% fee interest.	Also known as Northpoint Tower, this 7-story office building was completed in 1991 and sits at the tip of the center, providing parapet signage clearly visible to the highly-traveled 405 freeway.

- Howard Hughes Tower	459	100% fee interest.	Howard Hughes Tower is a 16-story Class “A” office building with efficient floor plates and unobstructed views. The first building in the complex, the Tower was built in 1987 and renovated in 2001, with current elevator and lobby renovations in progress

- Spectrum Club	37	100% fee interest.	This single-user building was constructed and leased as a health club, providing a first-class amenity to the surrounding complex and neighboring revitalized community.
Long Beach
     Long Beach is California’s fifth largest city, with the nation’s two busiest ports at its doorstep. The area offer firms a strategic location equally accessible to the Westside, Downtown Los Angeles, and Orange County. Downtown Long Beach continues to experience revitalization through new retail and residential construction. The Downtown office market totals 3.947 million square feet and finished 2006 with vacancy of 12.3% and positive absorption of 93,500 square feet. Class “A” buildings achieved an average rental rate of $25.92.
U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Landmark Square	655	100% fee interest.	Located in downtown Long Beach, Landmark Square, 111 West Ocean Boulevard, was built in 1991 and features approximately office space on 24 floors. Entry to the building is equally impressive featuring granite throughout the lobby, high ceilings, and unique works by local artists.

San Diego
The Downtown San Diego CBD market contains 9.720 million square feet, and finished 2006 with a vacancy rate of 12.7%, and negative absorption of 46,493 square feet. Despite a fairly flat occupancy, the market remains healthy evidenced an increase in rental rates in each of the past 11 consecutive quarters, reaching a record high of $33.60 at year-end. Sorrento Mesa, a 6.324 million square foot market, experienced only moderate true absorption (high reported absorption of 1.021 million square feet being largely due to the addition to the market of 990,000 square feet of owner-occupied buildings). Direct vacancy in the Class-A sector was 9.83% at year-end 2006. Despite the lack of momentum rates in the Sorrento Mesa market followed the upward trend in San Diego, increasing to an average of $35.52.
U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

701 B Street	566	100% leasehold interest.	701 B Street is a 24-story Class “A” office building, completed in 1982, and located in downtown San Diego.

707 Broadway	309	100% leasehold interest.	707 Broadway is 19-story, building built in 1961, renovated 2001, and located in downtown San Diego.

Sorrento Towers	602	100% fee interest.	Sorrento Towers is an office and retail complex completed in 1991, and located in the Sorrento Mesa submarket north of downtown San Diego. The complex consists of four office towers and an adjacent 57,000 square foot retail center.

Houston
Houston is the largest city in the State of Texas and the fourth largest in the United States. The Houston office market is represented by a diversified group of industries, primarily oil and gas. Currently, the Houston CBD is comprised of approximately 43.3 million square feet of office space. Our Houston portfolio consists of approximately 7.0 million square feet of office space as well as three development sites in the CBD.
During the Fourth Quarter of 2006 we purchased Four Allen Center, a building in excess of 1.2 million square feet, which was leased in its entirety to Chevron USA, Inc. and reflects positive absorption into the CBD. Brookfield Properties vacancy in Houston market is approximately 5.4%. The Allen Center has seen rents rise from $10 net at year end 2005, to $18 net at year end 2006. Free rent has generally disappeared and tenant improvement allowances have been reduced due to the robust market conditions.
The outlook for the Houston market appears strong. We continue to see the energy and oil and gas companies growing and expanding in our buildings. The issue going forward will be accommodating that growth through creative leasing and future development which is beginning to be justified by the dramatic increase in rental rates.
U.S. Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Cullen Center			The Cullen Center office complex offers a unique combination of Class “A” and Class “B” office space in one mixed-use complex.

- 500 Jefferson	434	100% fee interest.	500 Jefferson, comprising approximately 20 floors.

- Continental Center 1	1,509	100% fee interest.	Continental Center I comprises approximately 51 floors.

- Continental Center 2	530	100% fee interest.	Continental Center II comprises approximately 20 floors.

- Kellogg Brown & Root Tower	1,302	50% fee interest and ground lease interest.	Kellogg Brown & Root Tower comprises approximately 40 floors.

Allen Center	3,183	100% fee interest.	Allen Center is a Class “A” office complex in downtown Houston consisting of One Allen Center (34 floors), Two Allen Center (36 floors), Three Allen Center (50 floors), and Four Allen Center (50 floors). Allen Center is the only downtown development that incorporates a significant amount of green space into the common area plazas. Four Allen Center is currently classified as a development property

Denver, Colorado
Denver’s CBD office market continues to exhibit signs of strength across multiple sectors. The past, current and future revitalization efforts, coupled with residential development, large-scale transportation infrastructure improvements, have resulted in a thriving contemporary downtown Denver urban center. Denver is past recovery and entering a growth stage driven by the oil and gas, government, law, accounting, telecommunication and financial sectors creating a more diversified tenant base and mitigating the risk of a demand driven downturn, as happened during the tech bust.
The Downtown Denver office market consists of 22.4 million square feet and experienced 618,000 square feet of positive absorption during 2006. The direct vacancy rate declined significantly from 13% to 10.2% at year-end 2006. Large transactions completed during 2006 included: EnCana Oil & Gas (USA), Inc. (452,000 square feet at Republic Plaza), Colorado Dept. of Regulator Agencies (150,000 sq. ft at 1560 Broadway), and Exclusive Resorts (79,000 sq. ft. at Park Central).
Development activity in the CBD is reported to be strong with five projects in Lower Downtown scheduled to begin in the next eighteen months. Opus Northwest will build a 440,000 sq. ft. mixed-use project at 1400 Wewatta (335,000 sq. ft. office). Construction is starting mid-February with September 2008 occupancy. Hines has announced a 100% speculative 280,000 square foot mixed-use building (260,000 sq. ft. office) next to the Opus built EPA building with occupancy in October 2008. Haselden is proposing a 112,000 square foot mixed-use project at 18th and Blake. The project has been cleared by the lower downtown design review board and is scheduled to commence construction in April for August 2008 delivery. Urban Villages has started construction on its 100% speculative 130,000 square foot mixed-use space (50,000 sq. ft. office) at the SugarCube building at 16th and Blake. Finally, Continuum/East-West Partners has been selected for the $1 billion public/private redevelopment of Union Station in Lower Downtown into the primary transportation hub for light rail, commuter rail, Amtrak, RTD regional bus service and pedestrian-friendly access to downtown.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Republic Plaza	1,795	100% fee interest.	Republic Plaza is located in the financial district of downtown Denver. The project consists of a 56-story office tower containing 1,247,000 square feet of rentable office space, 45,000 square feet of rentable retail space and an underground parking facility for 200 vehicles consisting of 503,000 square feet. The property also includes an additional 1,250 above-ground vehicle parking facility. It is the largest office building in Denver and was completed in 1984.

Minneapolis, Minnesota
The diversified Minneapolis metropolitan economy, which is home to 18 Fortune 500 companies, including 3M, Cargill, and Target Corporation has historically been one of the most resilient in the country. Brookfield Properties’ Minneapolis portfolio, totaling over three million square feet, is well-positioned at the center of the financial and retail district in downtown Minneapolis and is connected to the city’s above-ground, enclosed skyway system and its pedestrian walking mall.
The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office vacancy of 15.9%, down significantly from the 19.6% at year end 2004 while the overall vacancy rate including sublease space went down from 21.6% to 17.2% during the same time period. The decrease is primarily due to local corporate expansions including significant expansion from Target Corporation and their vendors. Total 2005 absorption in the Minneapolis CBD was slightly under 1 million square feet, which was the most meaningful absorption seen in over 5 years, which was then followed up by another quarter of a million square feet absorbed in 2006. Minneapolis also just ended back to back record years for investment sales with the sale of twelve multi-tenant properties in 2005 and an additional six properties in 2006. Sales for the Class “A” properties ranged from $133 to $276 PSF.
With no planned development on the near term horizon, vacancy figures are expected to continue to decline and rental rates should spike over the next one to three years. It is expected that a new office tower may be completed in the Minneapolis CBD sometime in 2010 or 2011.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

33 South Sixth Street /City Center	1,777	WRAP mortgage lender.	33 South Sixth Street property is located in Minneapolis on the Nicollet Mall between 6th and 7th Streets in the downtown core. The project consists of a 52-story office tower containing 1,082,000 square feet of rentable office space, a 234,000 square foot, two-level retail center, 136,000 square feet of additional office space within the retail center, and a six-level 325,000 square foot parking facility for 687 vehicles. The project was completed in 1983 and the retail component was extensively renovated in 1993 and again in 2005. The property is integrated with the company’s Gaviidae Common retail center and is also adjacent to Macy’s flagship department store. The property includes the 602-room Marriott Hotel that is constructed on a land lease until 2036 at a fixed minimum rental rate plus a percentage of gross revenue from the hotel over a base amount.

Dain Plaza /Gaviidae Commons I & II	1,231	100% fee interest.	Dain Plaza is a mixed-use office and retail complex consisting of 1,231,000 rentable square feet in the Minneapolis financial district stretching between 5th and 6th Street on the Nicollet Mall. The office component comprises 593,00 square feet, and the retail component consists of Gaviidae Common Phases I and II. Gaviidae Common are 442,000 square foot, consisting of a four and five-level retail center’s in downtown Minneapolis. The property is located immediately west of the 33 South Sixth Street building, and diagonally across from Macy’s department store. The project is anchored by Saks Off Fifth and Neiman Marcus which features waterfalls and extensive natural light. The first phase contains parking for 490 vehicles consisting of 138,000 square feet and 254,000 of square foot retail and office area which is anchored at one end of Saks Fifth Avenue. Phases II consists of 69,000 square feet of retail stores and a 119,000 square foot Neiman Marcus store, and also has 210 underground parking stalls consisting of 58,000 square feet.

Edmonton, Alberta
Edmonton currently has the third lowest downtown office vacancy amongst all major centres in Canada. The population of Metropolitan Edmonton has exceeded one million and continues to grow at a rapid pace. Also growing strongly is the city’s employment rate, which has increased steadily since 1994. At the end of December, Edmonton’s unemployment rate was among the lowest of Canadian cities at 3.7%, down 0.7% compared to December 2005. Total office vacancy was 5.7% for all classes of space at the end of 2006 compared with 6.2% at the end of 2005. Brookfield Properties’ vacancy in this market is 1.7%.
Canadian Office Fund

	Leasable Area
Property	(000’s Sq.Ft.)	Ownership Structure	Description

Canadian Western Bank Place	497	100% fee interest.	Canadian Western Bank Place is situated in the heart of downtown Edmonton, an office market that encompasses approximately 13.5 million square feet of space.

Enbridge Tower	213	100% fee interest.	Enbridge Tower is situated in the heart of downtown Edmonton, an office market that encompasses approximately 13.5 million square feet of space.
Vancouver, British Columbia
The province of British Columbia continues to experience a vibrant job market with the December unemployment rate at 4.8%, significantly lower than the national average of 6.3% and an improvement of 1.1% from the previous year. The main contributor to job growth in the province is the booming residential and non-residential construction sector. The City of Vancouver, which is home to over half of the province’s population, is also experiencing a healthy job market. The unemployment rate in the city as of December 2006 was 4.4%, an improvement of 1.9% over December 2005.
The overall office vacancy at year end 2006 was 5.1% for all classes, down from 7.4% at the end of 2005. Brookfield Properties’ vacancy in this market is 5.6%.
Brookfield Properties Direct

	Leasable Area	Form and Percentage
Property	(000’s Sq.Ft.)	of Ownership	Description

Royal Centre	853	100% fee interest.	Royal Centre is a Class “A” office building located in the prime central business district of downtown Vancouver. This 853,000 square foot, 37-storey building is adjacent to the Vancouver Hyatt Regency Hotel and is conveniently situated close to Robson Street shops and restaurants. The property has two retail levels with direct access to Burrard Skytrain station, in addition to parking for 737 vehicles in a three-level underground parking garage.

Service Businesses
Brookfield LePage Johnson Controls Facility Management Services
Brookfield LePage Johnson Controls Facility Management Services, one of the largest facilities management operations in Canada is owned in partnership with Johnson Controls, the largest facilities management operator in the world. This joint venture of which we own 40% manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
Brookfield Residential Management Services
We own 100% of one of the premier condominium and apartment management operations in Toronto, Canada, which provides upscale management services to its approximately 35,000 residential units.
Employees
As of December 31, 2006, we had approximately 2,014 employees: 812 in our U.S. Commercial Operations, 637 in our Canadian Commercial Operations, 260 in our residential land group and 305 in our residential management services group. Consistent with our focus on core cities, we have dedicated regional leasing and property management teams based in Calgary, Houston, Los Angeles, Minneapolis, New York, Ottawa, Toronto and Washington, D.C., with the remainder of our employees located regionally and locally in the operation of our property portfolio. Approximately 335 of our employees who are employed in our office portfolio operations are represented by labor unions. We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions.

Company And Real Estate Industry Risks
Our strategy is to invest in high-quality commercial properties defined by the physical characteristics of the asset, but more importantly, the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks inherent in the commercial property business.
In evaluating Brookfield Properties and our business, the following challenges, uncertainties and risk should be considered in addition to the other information contained in this AIF.
Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.
Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index. Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.
We are dependent upon the economic climates of our primary markets.
Substantially all of our revenues are derived from properties located in our primary markets – New York, Boston, Washington, D.C., Toronto, Calgary, Los Angeles, Houston and Ottawa. A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results from operations. Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results from operations.
Because real estate investments are illiquid, we may not be able to sell properties when appropriate.
Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.
We face risks associated with the use of debt to finance our business, including refinancing risk.
We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: the estimated cash flow of our properties; the value of our properties; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.
If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.
Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate. Approximately 42% of our total outstanding indebtedness of $11.2 billion at December 31, 2006 was variable rate indebtedness. We may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.
We have no corporate limitation on the amount of debt we can incur.
Our management and board of directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. In particular, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.
Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.
Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to us than the existing lease. We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms. Scheduled lease expirations in our portfolio over the next five years average approximately 6.6% annually.
We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.
A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments. In addition, a tenant may seek the protection of bankruptcy, insolvency or similar laws.
We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and operating results. Although we have not experienced material losses from tenant bankruptcies, we cannot assure our shareholders that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.
Reliance on major tenants could adversely affect our results of operations.
As of December 31, 2006, the five largest tenants, based on percentage of square feet leased, accounted for approximately 17.7% of our total leaseable space and no one tenant (other than Merrill Lynch, which is rated Aa3 by Moody’s and A+ by Standard & Poor’s and accounted for approximately 6.9% of our leaseable space) accounted for more than 3.2% of that total. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.
Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.
Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.
We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.
The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents certified by the U.S. government as foreign terrorist acts. Under this federal program, the U.S. government shares in the risk of loss associated with certain future terrorist acts. The Terrorism Risk Insurance Program was scheduled to expire on December 31, 2005. However, on December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the Terrorism Risk Insurance Program until December 31, 2007, while expanding the private sector role and reducing the amount of coverage that the U.S. government is required to provide for insured losses under the program. We are unable to anticipate further extensions of TRIA as it is the subject of U.S. Congressional debate.
While the underlying structure of TRIA was left intact, the Extension Act makes some adjustments, including increasing the current insurer deductible from 15% of direct earned premiums to 17.5% for 2006, and to 20% of such premiums in 2007. For losses in excess of the deductible, the federal government reimburses 85% of the insurer’s loss in 2007. The federal government’s share in the aggregate in any program year may not exceed $100 billion (the insurers will not be liable for any amount that exceeds this cap). Under the Extension Act, losses incurred as a result of an act of terrorism are required to exceed $50 million beginning April 1, 2006 and increases to $100 million in 2007, before the program is triggered and compensation is paid under the program.
Our current property insurance includes coverage for certified act of terrorism up to $500 million per occurrence and in the aggregate. We also purchase stand–alone terrorism insurance which covers non-certified acts up to $500 million per occurrence and in the aggregate. We consider this amount to be commercially reasonable, considering the availability and cost of such coverage. As our policies renew throughout the year, we will continue to monitor the insurance market so as to avail ourselves of the most comprehensive coverage on the most economically reasonable basis.
In December 2005, we formed a wholly-owned captive insurance company, Realrisk Insurance Corp. Effective January 1, 2006 Realrisk provides $1 billion in TRIA coverage in addition to that which is contained in our third party insurance program. It also provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2007, we expect our captive insurance company to recover 85% of its losses, less certain deductibles, from the United States government. We will be required to fund the remaining 15% of a covered loss.
As a result of the merger with Trizec Properties, Inc. we acquired two wholly-owned captive insurance companies: Chapman Insurance LLC and Concordia Insurance LLC. Coverage for certified acts of terrorism for those buildings that we manage in the Trizec portfolio is contained in the applicable terrorism insurance program, for limits of $100 million. This program also provide for a total of $200 million of coverage for non-certified acts of terrorism. We consider this amount reasonable because it is at a similar level of protection as historically purchased by Trizec. Effective January 1, 2007, Chapman and Concordia provide $400 million of TRIA coverage in addition to the $100 million mentioned above. The coverage provided by Chapman and Concordia also provides protection against losses due solely to biological, chemical, or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2007, we expect these captive insurance companies to recover 85% of their losses, less certain deductibles, from the Unites States government. We will be required to fund the remaining 15% of a covered loss.
There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Impact of terrorism may continue to have a negative impact on our results of operations.
The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse effect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our primary and secondary markets. Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors could have an adverse impact on our operating results and cash flows.
We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments
We participate in joint ventures, partnerships, co-tenancies and funds affecting 93 of our properties. The properties that we own through joint ventures, partnerships and co-tenancies total approximately 56 million square feet, out of our total portfolio of approximately 76 million square feet. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to Brookfield Properties; and capital improvements.
In some instances, although we are the property manager for a joint venture, the joint ventures retain joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.
We face risks associated with property acquisitions.
Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.
We are subject to possible environmental liabilities and other possible liabilities.
As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties. We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties. We believe that we manage ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.
The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations
We may also incur significant costs complying with other regulations. Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.
The expiration of long-term ground leases could adversely affect our results of operations.
Fifteen of our major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time. If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this. The following is a summary of our ground leases:

Building	City	Expiration	Notes

105 Adelaide Street West	Toronto	2013
First Canadian Place	Toronto	2023
53 State Street	Boston	2039	We own the ground lessor. The joint venture
			owning the property has a purchase option to
			acquire this lease exercisable in 2029.
Continental Center II	Houston	2058, 2059	There are two ground leases for this property.
Marina Towers	Los Angeles	2063
World Savings Center	Los Angeles	2066
Place de Ville I	Ottawa	2065	There are two ground leases for this property.
18 King Street	Toronto	2067
One, Two, Three and Four World Financial Center	New York	2069
701 B Street	San Diego	2069, 2076	There are two ground leases for this property.
Hudson’s Bay Centre	Toronto	2070, 2011	There are two ground leases for this property.
HSBC Building (70 York Street)	Toronto	2083	Ground lease only covers a portion of the property
707 Broadway	San Diego	2089	There are two ground leases for this property.
2 Queen Street East	Toronto	2099
Bankers Hall	Calgary	2101	We own a 50% interest in the ground lessor.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lessor.
Kellogg Brown & Root Tower	Houston	2057
Exchange Tower	Toronto	2891, 2115,	There are three ground leases for this property.
		2232	We own a 50% interest in the ground lessor of a
			portion of the property.
The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.
Our financial results will be affected by fluctuations in the U.S. dollar and the foreign currency markets as a majority of our revenue and net income is expected to be denominated in U.S. currency. Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue and net income. As of the date of this AIF, we have entered into certain transactions to hedge against gains or losses from foreign exchange fluctuations. As a result, we are generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.
The failure of Trizec Properties, Inc. (“TRZ II”) to qualify as a REIT under U.S. tax rules would have adverse tax consequences which could materially affect the cash flows we realize from our interest in the Trizec portfolio.
We believe that TRZ II is qualified for taxation as a REIT under U.S. tax rules and we intend that it continue to meet the requirements for taxation as a REIT, but we cannot assure shareholders that TRZ II will qualify as a REIT. If it fails to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences for the following reasons:
•	TRZ II will be subject to tax on its taxable income at regular corporate rates;

•	TRZ II will not be able to deduct, and will not be required to make, distributions to its stockholders, including us, in any year in which it fails to qualify as a REIT;

•	TRZ II could be subject to federal alternative minimum tax and/or increased state and local taxes; and

•	unless TRZ II is entitled to relief under specific statutory provisions, it will be disqualified from taxation as a REIT for the four taxable years following the year during which it lost its qualification.
Qualification as a REIT is governed by highly technical and complex tax laws for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent mistake could endanger the REIT status of TRZ II. The determination that TRZ II qualifies as a REIT also requires an ongoing analysis of various facts and circumstances, some of which may not be within our or TRZ II’s control. For example, to qualify as a REIT, at least 95% of its gross income must come from sources that are itemized in the U.S. tax laws relating to REITs, and TRZ II is prohibited from owning specified amounts of debt or equity securities of some issuers. TRZ II is also required to distribute to stockholders at least 90% of its REIT taxable income, excluding capital gains. The fact that TRZ II holds some of its assets through joint ventures and its ongoing reliance on factual determinations, such as determinations related to the valuation of its assets, further complicate the application of the REIT requirements. Furthermore, the IRS could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for TRZ II to maintain REIT status. We cannot guarantee that TRZ II will continue to be qualified and taxed as a REIT because its qualification and taxation as a REIT will depend upon its ability to meet the requirements imposed under the Code, on an ongoing basis. TRZ II’s additional tax liabilities resulting from its failure to qualify as a REIT could materially affect the cash flows we realize from our interest in the Trizec portfolio.
Even if TRZ II qualifies as a REIT, it is required to pay some taxes, which may result in less cash available for distribution to its stockholders.
Even if TRZ II qualifies as a REIT for federal income tax purposes, it is required to pay some federal, state and local taxes on its income and property. TRZ II was a “C” corporation prior to its first REIT year in 2001 and TRZ II still owns interests in appreciated assets that TRZ II held before the REIT conversion. If such appreciated property is sold prior to January 1, 2011, TRZ II generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which TRZ II can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 2001 over the adjusted tax basis of those assets at that time. If incurred, this tax could be material. As a result, TRZ II might decide to seek to avoid a taxable disposition prior to January 1, 2011 of any significant asset owned by Trizec Properties at the time of the REIT conversion. This could be true with respect to a particular disposition even if that potential disposition would be advantageous if it were not for the potential tax liability. TRZ II also may be subject to the “alternative minimum tax” under some circumstances.
Additionally, TRZ II will be subject to a 4% non-deductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.
In addition, if TRZ II has net income from “prohibited transactions”, that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While TRZ II will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not successfully contend otherwise.
In addition, TRZ II may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in its tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, TRZ II may be required to pay additional taxes on its assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.
Several of the corporate subsidiaries of TRZ II have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to TRZ II. In addition, TRZ II will be subject to a 100% penalty tax on some payments that it receives if the economic arrangements among its tenants, its taxable REIT subsidiaries and it are not comparable to similar arrangements among unrelated parties. To the extent that TRZ II, or any taxable REIT subsidiary, is required to pay federal, state or local taxes, we will have less cash available for distribution to shareholders.
If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.
We do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of our common shares or the receipt of certain distributions or constructive distributions and increased reporting requirements. We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

DIVIDENDS AND DIVIDEND POLICY
The declaration and payment of dividends on our common shares are at the discretion of the board of directors, which supports a stable and consistent dividend policy. In early 2001, we changed our policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. In 2001 the board of directors introduced quarterly payments rather than the previous semi-annual dividend. It is our intention to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in cash flow.
On February 9, 2005, our board of directors announced a 70% increase to our quarterly dividend beginning on June 30, 2005. Based upon this increase, on a post-split basis, the June 30, 2005 dividend was $0.18 per share.
A complete record of dividends paid on the common shares for the past three years is as follows:

	2006	2005	2004

Per common share	$0.75	$0.65	$0.42
Total	173,381,408	150,245,310	$96,422,829

We continue to pay dividends on our Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of preferred shares for the past three years is as follows:

(US$, except share information)
Authorized	Outstanding		2006	2005	2004

6,312,000	6,312,000	Class A redeemable voting	$1,047,353	$978,099	$910,373
2,000,000	2,000,000	Class AA Series E	1,756,069	1,254,770	1,086,354
8,000,000	8,000,000	Class AAA Series E	7,137,471	5,087,739	4,324,658
8,000,000	8,000,000	Class AAA Series F	10,619,469	9,917,355	9,230,769
6,000,000	4,400,000	Class AAA Series G	5,775,000	5,775,000	5,775,000
8,000,000	8,000,000	Class AAA Series H	10,176,991	9,504,132	8,846,154
8,000,000	8,000,000	Class AAA Series I	9,203,540	8,595,041	8,000,000
8,000,000	8,000,000	Class AAA Series J	8,849,558	8,264,463	5,128,185
6,000,000	6,000,000	Class AAA Series K	6,902,665	6,446,281	1,147,523

			61,468,106	$55,822,880	$44,449,016

DESCRIPTION OF CAPITAL STRUCTURE
General Description of Capital Structure
There are currently three authorized classes of preference shares of Brookfield Properties, as follows:
Class A Preference Shares — 6,312,000 authorized
     2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and
     4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.
Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)
     2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.
Class AAA Preference Shares — unlimited authorized
     12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;
     8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;
     6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;
     8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;
     8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding;
     8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding; and
     6,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding.

There are currently no authorized Class AA preference shares, Series A, B, C and D, or Class AAA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares, (“Common Shares”) authorized, of which 264,783,879 Common Shares were issued and outstanding as of March 9, 2007.
Appendix C contains a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares. The summary is qualified in its entirety by the full text of such attributes contained in the articles of Brookfield Properties, which are available on our Web site, www.brookfieldproperties.com and SEDAR, www.sedar.com.

RATINGS
We are currently rated by two agencies. The following table shows the ratings issued by the rating agencies noted therein as of the date of this information statement:

Dominion Bond
	Standard & Poor’s (“S&P”)	Rating Service Inc. (“DBRS”)

Corporate rating	BBB	BBB(high)

Preferred shares	P-3(high)	Pfd-3(high)

S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. At the time of the acquisition of the Trizec portfolio, S&P assigned a negative outlook to our rating. We are working to proactively address this outlook as demonstrated by the December 2006 common equity offering, the proceeds of which are being used to reduce indebtedness.
S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities. However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments. The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.
DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection. The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.
Note Regarding Credit Ratings
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to our outstanding securities by S&P and DBRS are not recommendations to purchase, hold or sell such securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES
Our Common Shares are listed on the NYSE and TSX under the symbol “BPO.” The Class A Preferred Shares, Series A and B, and Class AA Preferred Shares, Series E are not listed on an exchange. The Class AAA Preferred Shares are listed on the TSX under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.I”, “BPO.PR.J” and “BPO.PR.K”.
The following table sets forth the reported high and low trading prices and trading volumes of our Common Shares as reported by the TSX and NYSE from January 2006 to December 2006:

	TSX(1)			NYSE(2)
	Price (C$)			Price (US$)
Month	High	Low	Volume	High	Low	Volume
January	35.99	33.68	1,402,064	30.82	29.17	5,263,600
February	35.10	33.25	5,907,140	30.93	28.70	8,966,400
March	39.90	33.11	3,125,360	34.16	29.40	13,453,200
April	40.00	34.99	1,798,436	34.06	31.02	6,421,700
May	36.63	31.20	1,946,873	32.98	29.61	6,670,300
June	36.33	31.92	1,966,335	32.58	29.24	7,529,000
July	39.02	35.11	895,290	34.22	32.00	5,000,100
August	39.22	36.40	1,523,414	35.45	32.79	6,686,100
September	41.87	38.89	1,524,975	37.50	35.01	7,960,500
October	42.95	39.11	1,590,930	38.00	35.01	7,461,900
November	46.36	40.90	1,719,781	40.47	36.27	7,596,400
December	47.60	43.55	4,090,985	41.70	37.99	19,570,400

(1)	Source, TSX Market Data

(2)	Source, Sun Guard
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series F (BPO.PR.F) as reported by the TSX from January 2006 to December 2006:

	Price (C$)
Month	High	Low	Volume
January	28.00	27.00	57,162
February	27.89	27.30	84,285
March	27.88	27.07	167,475
April	27.59	26.45	93,284
May	27.50	26.80	41,945
June	27.69	26.78	99,942
July	27.35	26.75	28,438
August	28.40	27.00	46,596
September	28.20	27.11	97,864
October	27.48	27.11	77,074
November	27.95	27.30	36,104
December	27.98	27.16	57,045
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series G (BPO.PR.U) as reported by the TSX from January 2006 to December 2006:

	Price ($)
Month	High	Low	Volume
January	26.85	26.00	87,885
February	26.35	25.99	50,785
March	26.25	25.01	72,889
April	25.20	24.40	75,046
May	25.05	24.52	66,097
June	25.70	24.61	63,263
July	25.40	24.60	25,360
August	26.10	25.00	188,430
September	25.63	24.80	76,813
October	25.60	25.00	54,983
November	25.80	25.27	60,975
December	25.65	25.25	75,525

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series H (BPO.PR.H) as reported by the TSX from January 2006 to December 2006:

	Price (C$)
Month	High	Low	Volume
January	27.49	26.50	88,255
February	27.86	27.01	182,905
March	27.79	27.20	138,970
April	27.50	26.16	90,470
May	26.85	26.22	192,800
June	27.04	26.15	77,058
July	26.71	26.25	34,935
August	26.90	26.21	84,810
September	27.11	26.51	28,530
October	26.92	26.42	100,545
November	27.57	26.92	39,765
December	27.69	27.24	57,619
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series I (BPO.PR.I) as reported by the TSX from January 2006 to December 2006:

	Price (C$)
Month	High	Low	Volume
January	26.89	26.04	74,597
February	26.93	26.24	122,258
March	26.79	26.33	95,416
April	26.50	25.75	83,857
May	26.49	26.00	54,070
June	26.47	25.60	104,367
July	26.49	26.00	37,280
August	26.50	25.95	121,823
September	26.63	26.11	51,312
October	26.57	25.82	40,159
November	26.93	26.41	51,149
December	26.90	26.21	52,765
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series J (BPO.PR.J) as reported by the TSX from January 2006 to December 2006:

	Price (C$)
Month	High	Low	Volume
January	26.40	26.06	169,127
February	26.49	25.86	155,312
March	26.54	26.00	119,227
April	26.35	25.27	125,222
May	26.27	25.59	197,277
June	26.00	25.21	142,085
July	25.94	25.10	62,862
August	25.89	25.22	91,984
September	26.16	25.65	109,065
October	26.40	25.95	79,520
November	26.59	26.05	137,688
December	26.60	25.99	100,170
The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA Preferred Shares, Series K (BPO.PR.K) as reported by the TSX from January 2006 to December 2006:

	Price (C$)
Month	High	Low	Volume
January	26.41	26.01	82,816
February	26.59	26.00	84,285
March	26.55	25.97	114,962
April	26.29	25.50	84,471
May	26.10	25.52	94,740
June	26.45	25.34	113,035
July	25.80	25.25	57,298
August	26.30	25.55	155,090
September	26.45	25.70	99,549
October	26.65	25.81	116,291
November	27.05	26.40	85,740
December	27.00	26.54	82,311

DIRECTORS AND OFFICERS
The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below. Each director is appointed to serve until the next annual meeting or until his successor is elected or appointed.
Directors

	Year first
	became a
Name, municipality of residence	director	Principal Occupation and Five-year Occupation History

GORDON E. ARNELL London, England	1989	Mr. Arnell has been Chairman of the board of directors of Brookfield Properties since 1995.

WILLIAM T. CAHILL (1)(3) Ridgefield, Connecticut, U.S.A.	2000	Mr. Cahill has been a Senior Credit Officer, Citibank Community Development since 2002. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002.

RICHARD B. CLARK New York, New York, U.S.A.	2002	Mr. Clark has been President and Chief Executive Officer of Brookfield Properties since 2002. He was President and CEO of Brookfield Properties’ U.S. operations 2000-2002; held senior management positions in U.S. operations for Brookfield Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing.

JACK L. COCKWELL(2) Toronto, Ontario, Canada	1999	Mr. Cockwell has been Group Chairman of BAM since 2003. Prior thereto he was Co-Chairman, BAM from 2002 and President and Chief Executive Officer of BAM from 1995-2002.

J. BRUCE FLATT Toronto, Ontario, Canada	1996	Mr. Flatt has been Managing Partner, Chief Executive Officer of BAM since 2002. He was previously President and CEO of Brookfield Properties from 2000 and President and Chief Operating Officer of Brookfield Properties from 1995-2000.

RODERICK D. FRASER, PH.D ., O.C.(3) Edmonton, Alberta, Canada	2005	Mr. Fraser is President Emeritus of the University of Alberta. He previously served as President and Vice-Chancellor of the University of Alberta since January, 1995.

PAUL D. MCFARLANE(1)(2) Mississauga, Ontario, Canada	1998	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in December 2002 after more than 40 years of service in numerous branch, regional and head office positions, most recently as Senior Vice President, Special Loans, from 1994 until retirement.

ALLAN S. OLSON(1)(3) Spruce Grove, Alberta, Canada	1995	Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991.

SAMUEL P.S. POLLOCK, O.C.,C.Q.(3) Toronto, Ontario, Canada	1978	Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000.

LINDA D. RABBITT(2) Bethesda, Maryland, U.S.A	2005	Ms. Rabbitt is CEO and founder of Rand Construction Corporation since 1989. Previously, Ms. Rabbitt was Executive Vice President, Hart Construction Company Inc.; Co-founder and co-owner of Hart Construction Co., Inc., founded 1985.

ROBERT L. STELZL(1) Los Angeles, California, U.S.A	2005	Mr. Stelzl retired from Colony Capital, LLC after more than fourteen years’ service as principal and member of the Investment Committee.

WILLIAM C. WHEATON, PH.D.(2) Hamilton, Massachusetts, U.S.A.	2004	Professor Wheaton has been a Professor in MIT’s Department of Economics since 1972, is the current director of the MIT Center for Real Estate and is principal and co-founder of Torto Wheaton Research, a Boston real estate consulting company.

JOHN E. ZUCCOTTI New York, New York, U.S.A.	1998	Mr. Zuccotti has been Co-Chairman of the board of directors since 2002, Chairman of the board of directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield Properties from 1999-2002.

(1)	Member of the Audit Committee

(2)	Member of the Human Resources and Compensation Committee

(3)	Member of the Governance and Nominating Committee

Officers
See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, President and Chief Executive Officer.

Name, municipality of
residence	Position Held	Five-year Occupation History

THOMAS F. FARLEY Calgary, Alberta, Canada	President and Chief Operating Officer, Canadian Commercial Operations	Mr. Farley has held his present principal occupation since 2002, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield Properties’ Canadian commercial operations following four years as Senior Vice President, Western Canada and six years in various senior management positions at Brookfield Properties and its affiliates.

DENNIS H. FRIEDRICH New York, New York, U.S.A.	President and Chief Operating Officer, U.S. Commercial Operations	Mr. Friedrich has held his present principal occupation since 2003, prior to which he was Executive Vice President and Chief Operating Officer of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, since 2002, prior thereto he was Senior Vice President of Strategic Initiatives from 2000, and prior to 2000 he was with Jones Lang LaSalle, a real estate services firm.

LAWRENCE F. GRAHAM New York, New York, U.S.A.	Executive Vice President, Development	Mr. Graham has been Executive Vice President, Development of Brookfield Properties since 2004. Prior thereto, he held senior management positions in U.S. operations for Brookfield Financial Properties and its predecessor companies including Executive Vice President, Development and Senior Vice President, Operations and Development.

G. MARK BROWN New York, New York, U.S.A.	Senior Vice President, Finance	Mr. Brown has held his present principal occupation since 2005, prior to which he was Senior Vice President, Capital Markets for BAM since 2003, prior to which he was Senior Vice President, Finance of Brookfield Properties since 2001, prior to which he was Senior Vice President, Finance of the Corporation’s New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Salomon Smith Barney and Citicorp Real Estate, Inc.

BRETT M. FOX New York, New York, U.S.A.	Senior Vice President and Corporate Counsel Assistant Secretary	Mr. Fox has held his present principal occupation since 2003, prior to which he was Vice President and Associate Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, and prior to 2002, he was with the law firm of Cahill Gordon & Reindel.

KATHLEEN G. KANE New York, New York, U.S.A.	Senior Vice President and General Counsel Secretary	Ms. Kane has held her present principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of Brookfield Properties’ New York-based affiliate, Brookfield Financial Properties, and prior to 1997, she was with the law firm of Cahill Gordon & Reindel.

CRAIG J. LAURIE New York, New York, U.S.A.	Senior Vice President and Chief Financial Officer	Mr. Laurie has held his present principal occupation since 2003, prior to which he was Senior Vice President, Finance for BAM and Senior Vice President and Chief Financial Officer for Brookfield Power Corporation. Prior to that, he spent three years in various senior management positions at BAM and its affiliates. Prior to 1997, he was with Deloitte & Touche, LLP.

MELISSA J. COLEY New York, New York, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, World Financial Center Arts and Events since 1986.

RAEL L. DIAMOND New York, New York, U.S.A.	Vice President and Controller	Mr. Diamond has held his present principal occupation since 2005, prior to which he was Vice President & Controller of the Canadian Commercial Operations for Brookfield Properties since 2003, and prior to 2003 he was with the Financial Advisory Services Group of Deloitte & Touche LLP.

P. KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his principal occupation since 1988.

MICHAEL P. SULLIVAN New York, New York, U.S.A.	Vice President, Risk Management	Mr. Sullivan has held his principal occupation since 2004, prior to which he was Vice President, Casualty Underwriting at Alea North America and prior to 2000 he held various positions with American Re Corporation.

STEPHANIE A. SCHEMBARI New York, New York, U.S.A.	Vice President, Human Resources	Ms. Schembari has held her present principal occupation since 2005, prior to which she was Vice President, Human Resources for Bovis Lend Lease. Prior to that, she held the position of Managing Director of Human Resources at Insignia Financial Group, Inc.

T. NGA TRINH Toronto, Ontario, Canada	Vice President and Treasurer	Ms. Trinh has held her present principal occupation since 2005, prior to which she was Vice President and Controller since 2002 and prior to which she was Vice President, Financial Management for Brookfield Properties’ Canadian operations and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP.

SHARE OWNERSHIP
As of March 9, 2007, the directors and executive officers of Brookfield Properties own, directly or indirectly, or exercise control or direction over approximately 0.9 million Common Shares, representing 0.3% of the outstanding voting shares (see the information on page 2 of the Management Proxy Circular under the heading “Principal Holders of Brookfield Properties’ Voting Shares” which is incorporated by reference herein).
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
None in the last 10 years.
LEGAL PROCEEDINGS
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
As of March 9, 2007, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of Brookfield Properties after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
At December 31, 2006, we had approximately $345 million of indebtedness outstanding to our parent company, BAM and its affiliates, $171 million of which is included in capital securities. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $35 million for the year ended December 31, 2006, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from BAM and its affiliates of $4 million. These amounts have been recorded at the exchange amount.
AUDITORS, TRANSFER AGENT AND REGISTRAR
Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of Brookfield Properties. Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. Deloitte & Touche has advised that it is independent of Brookfield Properties within the meaning of the Rules of Professional Conduct of the Province of Ontario.
The transfer agent and registrar for Brookfield Properties’ Preference Shares and Common Shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario. The transfer agent and registrar for Brookfield Properties’ Common Shares in the United States is Mellon Investor Services LLC at its principal office in Mellon Investor Services, LLC, 85 Challenger Road Ridgefield Park, New Jersey.

AUDIT COMMITTEE INFORMATION
The Audit Committee is responsible for monitoring our systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of our external auditors. The committee is also responsible for reviewing our annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.
The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors. A copy of the charter is attached hereto as Appendix D.
The Audit Committee is comprised of four directors, all of whom are independent directors: Messrs. Paul McFarlane (Chairman), William Cahill, Allan Olson and Robert Stelzl. In addition to being independent directors as described above, all members of Brookfield Properties’ Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 52-110, in that their director’s fees are the only compensation they, or their firms, receive from Brookfield Properties and its subsidiaries and that they are not affiliated with Brookfield Properties. Each member of the Audit Committee is financially literate and Mr. Paul McFarlane is considered to be an “audit committee financial expert” within the meaning of Section 407 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
Relevant Education and Experience
Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at a Canadian chartered bank. During the 16 years prior to his retirement in 2002, Mr. McFarlane was a senior credit officer at the vice president and senior vice president levels with global responsibility for large corporate and commercial credits.
Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies. Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.
Mr. Cahill acquired significant financial experience and exposure to accounting and financial issues in his capacities during his 20 years in real estate finance and asset and risk management, including as a senior credit officer at Citibank, Community Development. Mr. Cahill holds a Bachelor of Arts degree in Urban Studies from Saint Peters College.
Mr. Stelzl acquired financial experience and exposure to accounting and financial issues during his 14 years on the Executive Committee and the Investment Committee of Colony Capital, LLC. Mr. Stelzl holds a Bachelor of Arts from Rice University and a Masters of Business Administration from the Harvard Business School.
Pre-Approval Policies and Procedures
In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of our external auditors for financial information system design and implementation assignments.
External Auditor Service Fees (By Category)
From time to time, Deloitte & Touche also provides us with consulting and other non-audit services. In February 2005, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of our external auditors for financial information system design and implementation assignments.

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to Brookfield Properties relating to the fiscal years ended December 31, 2006 and 2005:

Service Performed	2006	2005

Audit fees (1) (2)	$2,610,000	$1,113,000
Audit related fees (3) (4)	4,395,000	2,020,000
Tax fees	505,000	460,000

Total fees	$7,510,000	$3,593,000

Notes:

(1)	Included in this amount is $115,000 and $45,000 (2005 - $105,000 and $50,000), respectively, relating to the audits of BPO Properties Ltd. and FPT Brookfield Properties Inc., which are listed on the Toronto Stock Exchange.

(2)	Included in the 2006 and 2005 quarterly review fees are $80,000 and $40,000 (2005 — $62,500 and $45,000), respectively, relating to the review of BPO Properties Ltd. and FPT Brookfield Properties Inc. which are listed on the Toronto Stock Exchange.

(3)	Included in this amount is $2,360,000 (2005 — $915,000), related to audit of joint ventures of which the company’s share is $825,000 (2005- $309,000)

(4)	Included in this amount is $1,140,000 (2005 — $460,000) related to accounting consultations in connection with transactions and accounting and reporting standards of joint ventures, of which the company’s share is $513,000 (2005 — $115,000)
Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2006 and 2005 and the audit of internal control over financial reporting as of December 31, 2006, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards. Audit related fees for the fiscal year ended December 31, 2005 also included additional fees related to assistance with respect to internal control over financial reporting.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.
ADDITIONAL INFORMATION
Additional information relating to directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of management and others in material transactions, is set out in pages 14 through 20 of our Management Proxy Circular dated March 9, 2007. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2006. Our 2006 Annual Report also contains, in pages 15 through 51, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2006.
You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on our Web site at www.brookfieldproperties.com.

APPENDIX A – SUBSIDIARIES
As of March 15, 2007, Brookfield beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield at March 15, 2007, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

	Percentage
Subsidiary	Interest	Property (including Percentage Interest if less than 100%) /Line of Business

Brookfield Properties Ltd.	100%	Property Management Company, BCE Place, Bay-Wellington Tower, Toronto and TD Canada Trust Tower, Toronto (50%)
BCE Place (Wellington) Limited	100%	Head Lease, BCE Place, Bay-Wellington Tower, Toronto
Galleria Concourse Operations Inc	75%	Head Lease, BCE Place, Retail and Parking, Toronto
CT Tower Investments Inc.	50%	Head Lease, BCE Place, TD Canada Trust Tower, Toronto
Carma Ltd.	100%	Holding Company
Carma Developers LP	100%	Land Development and Housing (Canada)
Brookfield Properties, Inc.	100%	Holding Company
Carma Inc.	100%	Land Development and Housing (US)
Brookfield Properties (US) Inc.	100%	Holding Company
Brookfield Commercial Properties, Inc.	100%	Holding Company
Brookfield Properties (US) LLC	100%	Property Management
Brookfield Republic Plaza LLC	100%	Republic Plaza, Denver
Brookfield Mountain Inc.	100%	Capital Federal Block 197, Denver
MCC Mortgage L.P.	100%	33 South 6th Street Minneapolis City Center, Minneapolis
Brookfield Market Inc.	100%	Gaviidae Common Phase I, Minneapolis
DB Holdings, Inc./Brookfield DB Inc.	100%	Dain Rauscher Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis
Brookfield Properties One Bethesda Co. LLC	100%	One Bethesda Center, Maryland
Brookfield Properties 601 South 12th Co. LLC	100%	601 South 12th Street, Virginia
Brookfield Properties 701 South 12th Co. LLC	100%	701 South 12th Street, Virginia
Brookfield Properties Holdings Inc.	100%	Holding Company
Brookfield Financial Properties, L.P.	99.4%	Property Management and Holdings
Brookfield Properties One WFC Co. LLC	99.4%	One World Financial Center, NY
WFP Tower B Co. L.P.	99.4%	Two World Financial Center, NY
BFP Tower C Co. LLC	99.4%	Three World Financial Center, NY (51.47%)
WFP Tower D Co. L.P.	99.4%	Four World Financial Center, NY (51%)
BFP One Liberty Plaza Co. LLC	99.4%	One Liberty Plaza, NY
BFP245 Park Co. LLC	50.7%	245 Park Avenue, NY
BFP300 Madison II LLC	99.4%	300 Madison Avenue, NY
Brookfield Properties 53 State Fee Co. L.P./Brookfield Properties 53 State Co. L.P.	99.4%	53 State Street, Boston (51%)
WFP75 State Street Co. L.P.	99.4%	75 State Street, Boston (51%)
BFP1625 Eye Co. LLC	99.4%	1625 Eye Street, Washington, D.C.
BFP701 9th Co. LLC	99.4%	701 9th Street, Washington, D.C.
77 K Street Tower, LLC	49.7%	77 K Street, Washington. D.C.
BFP Potomac Tower Co. LLC	99.4%	Potomac Tower, Arlington, Virginia
Brunswash Development Corporation	14.9%	Fort Washington and Industrial Property, Pennsylvania (50%)
WFP Pennland Co. L.P.	99.4%	Land in Upper Dublin, Pennsylvania (50%)
Brookfield Properties W. 33rd Co. L.P.	100%	West 33rd 9th Avenue, NY
West 31st Street, Inc.	100%	West 31st 9th Avenue, NY
Olympia & York Homes Corporation	100%	Lot at Chino Hills, CA
BPO Properties Ltd.	89%	Holding Company
70 York Street Limited	89%	HSBC Building 70 York Street, Toronto
Exchange Tower Limited	89%	Bay-Adelaide Centre, Toronto (50%) 335 & 347 Bay Street, Toronto (50%)

	Percentage
Subsidiary	Interest		Property (including Percentage Interest if less than 100%) /Line of Business

Brookfield Properties (ET) Ltd. and	89%	}
1211460 Ontario Limited	89%		Exchange Tower & Lands, Toronto (50%)
1262004 Ontario Limited	89%	}
1452917 Ontario Limited	89%		Queen’s Quay Terminal & Lands, Toronto
1450779 Ontario Limited	89%		20-22 Front Street E., Toronto
1464255 Ontario Limited	89%		Hudson’s Bay Centre, Toronto (25%)
1523605 Ontario Limited	89%		105 Adelaide Street West, Toronto
3744469 Canada Inc.	89%		Royal Centre, Vancouver
3945863 Canada Inc.	89%		Royal Centre Lands, Vancouver
Brookfield Properties (Bankers Hall) Ltd.	89%		Bankers Hall, Calgary (50%)
Brookfield Properties (RBB) Ltd.	89%		Royal Bank Building, Calgary (50%)
PCC Properties (Calgary) Ltd.	89%		Petro-Canada Centre, Calgary (50%)
Fifth Avenue Place (Calgary) Ltd.	89%		Fifth Avenue Place, Calgary (50%)
Brookfield Properties Management Corporation	89%		Property Management Company
BPO Real Estate Corporation	89%		Holding Company
BPO Value Add Trust	89%	Altius Centre, Calgary (25%)
Canadian Western Bank Place, Edmonton (25%)
Enbridge Tower, Edmonton (25%)
Acres House, Niagara Falls (25%)
2/24 St. Clair Ave. W., Toronto (25%)
			18 King Street East, Toronto (25%) v40 St. Clair Ave. W., Toronto (25%)
BPO Core Trust	89%	Gulf Canada Square, Calgary (25%)
Place de Ville I, Ottawa (25%)
Place de Ville II, Ottawa (25%)
Place de Ville III, Ottawa (25%)
Jean Edmonds Tower, Ottawa (25%)
Maritime Life Tower, Toronto (25%)
			Yonge/Richmond Centre, Toronto (25%)
1445750 Ontario Inc.	89%		Holding Company
2072790 Ontario Inc.	22.25%		Holding Company
First Place Tower Brookfield Properties Inc.	22.25%		First Canadian Place, Toronto
Brookfield Properties (PI) Inc.	22.25%
BPO GP Ltd.	89%		Holding Company
BPO GP Trust	89%
BPO Properties Bay Adelaide LP	89%		Bay-Adelaide Centre, Toronto (50%) 335 & 337 Bay Street, Toronto (50%)
BPO Properties 74 York LP	89%		74 York Street, Toronto (50%)
BPO Properties 76 York LP	89%		76 York Street, Toronto (50%)
BPO Properties Bloor Yonge LP	89%		Hudson’s Bay Centre, Toronto (75%)
BPO Properties Yonge Adelaide LP	89%		Yonge Adelaide, Toronto
BPO Properties CHS LP and	89%	}
6640982 Canada Inc.	89%		Calgary Herald Site, Calgary
Brookfield Properties Bankers Court LP	89%		Bankers Court, Calgary (50%)
Brookfield FMS Ltd.	100%		Holding Company
Brookfield LePage Johnson Controls Facility Management Services (limited partnership)	40%		Facilities Management
Brookfield Homes Holdings Ltd	100%		Holding Company
Brookfield Homes (Ontario) Limited	100%		Land Development and Housing (Ontario)
Brookfield Residential Services Ltd.	100%		Condominium Management
Brookfield Properties Management LLC	100%		Property Management
TRZ Holdings IV LLC	45.23%		Holding Company
One NY Plaza Co. LLC	45.23%		One New York Plaza, NY
Newport Tower Co. LLC	45.23%		Newport Tower 525 Washington Blvd., Jersey City (49.9%)
1114 6th Avenue Co. LLC	45.23%		1114 Avenue of the Americas (Grace Building), NY
1411 TrizecHahn Swig, L.L.C.	45.23%		1411 Broadway (World Apparel Center), NY (49.9%)
1460 Fee TrizecHahn – Swig, L.L.C.	45.23%	}
1460 Leasehold TrizecHahn – Swig, L.L.C.	45.23%		1460 Broadway, NY (99.8%)

	Percentage
Subsidiary	Interest		Property (including Percentage Interest if less than 100%) /Line of Business

TrizecHahn 1065 Avenue of the Americas LLC	45.23%		1065 Avenue of the Americas, NY (99%)
1250C/2401P Co. LLC	45.23%		2401 Pennsylvania Avenue, Washington, D.C. 1250 Connecticut Avenue, Washington, D.C.
1200 K Street II Co. LLC	45.23%	}
1200 K Street I Co. LLC	45.23%		1200 K Street, N.W., Washington, D.C.
2000 L Co. LLC	45.23%		2000 L Street, N.W., Washington, D.C.
1400 K Co. LLC	45.23%	}
1400 K Fee LLC	45.23%		1400 K Street, N.W., Washington, D.C.
1250 23rd Street Co. LLC	45.23%		1250 23rd Street, N.W., Washington, D.C.
1225 Connecticut Co. LLC	45.23%		1225 Connecticut Avenue, N.W., Washington, D.C.
2001 M Co. LLC	44.33%		2001 M Street, N.W., Washington, D.C. (49.5%)
750 Ninth Street, LLC	22.57%		Victor Building, Washington, D.C.
Bethesda Crescent (Wisconsin) Co. L.P.	45.23%		Bethesda Crescent 7401 & 7475 Wisconsin Avenue, Bethesda
Bethesda Crescent (4600) Co. L.P.	45.23%		Bethesda 4600 East-West Highway, Bethesda
Two Reston Co. LLC	45.23%		Reston Unisys Building Two Reston Crescent, VA
One Reston Co. LLC	45.23%		One Reston Crescent, VA
1550 and 1560 Wilson Co. LLC	45.23%		1550 & 1560 Wilson Blvd., Rosslyn, VA
Silver SM Co. LLC	45.23%		Silver Spring Metro Plaza, Montgomery, MD
Two Ballston Plaza Co. LLC	45.23%		Two Ballston Plaza, Arlington, VA
Landmark Square Co. LLC	45.23%		Landmark Square, Long Beach, CA
33 South Hope Co. LLC	45.23%		Bank of America Plaza 333 S. Hope St., Los Angeles
601 Figueroa Co. LLC	45.23%		Figueroa at Wilshire, Los Angeles
Marina Airport Building Ltd.	45.23%		Marina Towers (North and South), Marina del Rey, CA (50%)
EYP Realty, LLC	45.23%		Ernst & Young Plaza and Seven Market Place, Los Angeles
Trizec 9665 Wilshire, LLC	45.23%		9665 Wilshire Blvd., Los Angeles
Trizec 6080 HHC, LLC	45.23%		HHC 6080 Center Drive, Los Angeles
Trizec Northpoint Tower, LLC	45.23%		HHC Northpoint 6601 Center Drive W., Los Angeles
Trizec 5670 Wilshire, LLC	45.23%		5670 Wilshire Boulevard, Los Angeles
Trizec HHC Spectrum, LLC	45.23%		Howard Hughes Center – Spectrum Center, Los Angeles
Trizec 6060 HHC, LLC	45.23%		HHC 6060 Center Drive, Los Angeles
Trizec 6100 HHC, LLC	45.23%		HHC 6100 Center Drive, Los Angeles
Trizec West LA Tower, LLC	45.23%		HHC HH Tower 6701 Center Drive West, Los Angeles
Trizec Westwood Center, LLC	45.23%		Westwood Center 110 Glendon Avenue, Los Angeles
Trizec Wilshire Center, LLC	45.23%		World Savings Center 11601 Wilshire Blvd., Los Angeles
Trizec 701 B Street, LLC	45.23%		701 B Street, San Diego
Trizec 707 Broadway, LLC	45.23%		707 Broadway, San Diego
Trizec Sorrento Towers, LLC	45.23%		Sorrento Retail, 9450 Scranton Road, San Diego, Sorrento Towers North 5355 – 5375 Mira Sorrento Place, San Diego, Sorrento Towers South 9276 and 9330 Scranton Road Corporate Center, San Diego
Dresser – Cullen Venture	22.57%		Kellogg Brown & Root Tower 601 Jefferson, Houston, TX (50%)
Cullen 500 Jefferson Co. L.P.	45.23%		500 Jefferson, Houston
Cullen Allen Holdings, L.P.	45.23%		Continental Center I 1600 Smith Street, Houston One, Two and Three Allen Center, Houston
Four Allen Center Co. LLC	45.23%		Four Allen Center, Houston
Cullen Continental II Co. L.P.	45.23%		Continental Center II 600 Jefferson, Houston
Waterview Office, L.P.	11.3%		Waterview/Office Bldg. – 1925 North Lynn Street, Arlington, VA

	Percentage
Subsidiary	Interest	Property (including Percentage Interest if less than 100%) /Line of Business

Waterview Hotel, L.L.C.	11.3%	Waterview – Parcel I & III North Lynn Street, Arlington, VA
Waterview Residential, L.L.C.	11.3%	Waterview/Lynn Building 1111 & 1117 N. 19th Street, Arlington, VA
Houston Hotel Associates Limited Partnership, L.L.P.	10.4%	The Crowne Plaza Downtown, Houston

APPENDIX B
UNITED STATES COMMERCIAL

								Brookfield
								Properties’
	Number					Leasable	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

New York
World Financial Center
One	1	98.0	1,520	50	58	1,628	100	1,628
Two	1	100.0	2,455	36	—	2,491	100	2,491
Three	1	98.9	1,179	—	53	1,232	100	1,232
Four	1	100.0	1,712	43	48	1,803	51	920
Retail		80.7	—	171	122	293	100	293
One Liberty Plaza	1	97.3	2,194	20	—	2,214	100	2,214
245 Park Avenue	1	99.7	1,630	62	—	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	—	1,094	100	1,094
The Grace Building	1	99.7	1,499	20	—	1,519	49.9	758
One New York Plaza	1	98.7	2,426	33	—	2,459	100	2,459
Newport Tower	1	63.2	1,028	34	—	1,062	100	1,062
1065 Avenue of the Americas	1	92.7	625	40	—	665	99	658
1411 Broadway	1	95.7	1,074	39	36	1,149	49.9	573
1460 Broadway	1	100.0	206	9	—	215	49.9	107

	13	96.5	18,637	562	317	19,516		16,352

Boston
53 State Street	1	87.4	1,090	30	41	1,161	51	592
75 State Street	1	100.0	742	25	235	1,002	51	511

	2	92.5	1,832	55	276	2,163		1,103

Washington, D.C.
1625 Eye Street	1	96.3	374	12	185	571	100	571
701 9th Street	1	100.0	340	24	183	547	100	547
Potomac Tower	1	100.0	237	—	203	440	100	440
601 South 12th Street	1	100.0	243	—	—	243	100	243
701 South 12th Street	1	100.0	297	—	—	297	100	297
One Bethesda Center	1	100.0	151	17	—	168	100	168
1225 Connecticut Avenue	1	98.0	195	22	52	269	100	269
1200 K Street	1	100.0	366	24	44	434	100	434
1250 23rd Street	1	100.0	116	—	16	132	100	132
1250 Connecticut Avenue	1	99.6	152	20	26	198	100	198
1400 K Street	1	97.7	178	12	34	224	100	224
2000 L Street	1	99.9	308	75	—	383	100	383
2001 M Street	1	100.0	190	39	35	264	98	259
2401 Pennsylvania Avenue	1	93.6	58	19	16	93	100	93
Bethesda Crescent	3	98.0	241	27	68	336	100	336
One Reston Crescent	1	100.0	185	—	—	185	100	185
Silver Springs Metro Plaza	3	96.1	640	47	84	771	100	771
Sunrise Tech Park	4	97.3	315	1	—	316	100	316
Two Ballston Plaza	1	96.3	204	19	—	223	100	223
Victor Building	1	99.8	298	45	—	343	49.9	171
1550 & 1560 Wilson Blvd	2	76.8	226	32	76	334	100	334

	29	97.6	5,314	435	1,022	6,771		6,594

Houston
Allen Center
One Allen Center	1	98.1	913	79	—	992	100	992
Two Allen Center	1	96.8	987	9	—	996	100	996
Three Allen Center	1	92.8	1,173	22	—	1,195	100	1,195
Cullen Center Continental Center I	1	97.0	1,048	50	411	1,509	100	1,509
Continental Center II	1	82.1	428	21	81	530	100	530
KBR Tower	1	94.2	985	63	254	1,302	50	651
500 Jefferson Street	1	93.5	351	39	44	434	100	434

Los Angeles
601 Figueroa	1	58.0	1,037	2	123	1,162	100	1,162
Bank of America Plaza	1	94.8	1,383	39	343	1,765	100	1,765
Ernst & Young Tower	1	86.9	910	335	391	1,636	100	1,636
Landmark Square	1	91.9	420	23	212	655	100	655
Marina Towers	2	95.2	356	25	87	468	50	234
5670 Wilshire Center	1	90.0	390	19	—	409	100	409
6060 Center Drive	1	98.3	242	15	113	370	100	370
6080 Center Drive	1	86.7	288	—	163	451	100	451
6100 Center Drive	1	96.5	286	—	168	454	100	454
701 B Street	1	81.7	529	37	—	566	100	566

								Brookfield
								Properties’
	Number					Leasable	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

707 Broadway	1	80.7	181	—	128	309	100	309
9665 Wilshire Blvd	1	100.0	162	—	64	226	100	226
Howard Hughes Spectrum	1	100.0	37	—	—	37	100	37
Howard Hughes Tower	1	99.4	316	2	141	459	100	459
Northpoint	1	99.6	103	—	45	148	100	148
Arden Towers at Sorrento	4	82.1	548	54	—	602	100	602
Westwood Center	1	100.0	291	25	—	316	100	316
World Savings Center	1	99.1	464	14	161	639	100	639

	22	87.4	7,943	590	2,139	10,672		10,438

Denver
Republic Plaza	1	95.7	1,247	45	503	1,795	100	1,795

	1	95.7	1,247	45	503	1,795		1,795

Minneapolis
33 South Sixth Street	2	88.6	1,082	370	325	1,777	100	1,777
Dain Plaza	2	90.3	593	442	196	1,231	100	1,231

	4	89.3	1,675	812	521	3,008		3,008

Subtotal United States Commercial	78	94.1	42,533	2,782	5,568	50,883		45,597

(1)	Represents the company’s consolidated interest before non-controlling interests

CANADA COMMERCIAL

								Brookfield
								Properties’
	Number					Leasable	Owned	Owned
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%(1)	000’s Sq. Ft.(1)

Toronto
BCE Place
Bay Wellington Tower	1	98.3	1,299	41	—	1,340	100	1,340
TD Canada Trust Tower	1	99.2	1,127	17	—	1,144	50	572
Retail and parking	1	100.0	—	115	690	805	70	564
22 Front Street	1	99.2	136	8	—	144	100	144
First Canadian Place	1	95.5	2,379	232	170	2,781	25	695
Exchange Tower	1	95.2	963	66	131	1,160	50	580
105 Adelaide	1	100.0	176	7	49	232	100	232
Atrium on Bay	1	85.7	914	137	190	1,241	50	621
Hudson Bay Centre	1	92.8	536	261	295	1,092	100	1,092
Queen’s Quay Terminal	1	100.0	429	75	—	504	100	504
2 Queen St. E	1	98.6	448	16	81	545	25	136
151 Yonge St.	1	96.8	289	10	72	371	25	93
2 St. Clair Ave. W	1	96.0	219	12	68	299	25	75
18 King St. E	1	98.4	219	9	23	251	25	63
HSBC Building	1	100.0	188	6	31	225	100	225
40 St. Clair Ave. W	1	96.5	117	4	28	149	25	37

	16	95.8	9,439	1,016	1,828	12,283		6,973

Calgary
Bankers Hall	3	99.6	1,944	224	525	2,693	50	1,347
Petro Canada Centre	2	100.0	1,708	24	220	1,952	50	976
Fifth Avenue Place	2	100.0	1,430	45	206	1,681	50	841
Gulf Canada Square	1	99.5	1,047	73	21	1,141	25	285
Altius Centre	1	100.0	303	3	72	378	25	95

	9	99.8	6,432	369	1,044	7,845		3,544

Ottawa
Place de Ville I	2	99.0	569	18	502	1,089	25	272
Place de Ville II	2	98.5	591	19	433	1,043	25	261
Jean Edmonds Towers	2	100.0	540	13	95	648	25	162
2204 Walkley	1	99.9	104	—	—	104	25	26
2200 Walkley	1	100.0	55	—	—	55	25	14

	8	99.2	1,859	50	1,030	2,939		735

Other Commercial
Royal Centre, Vancouver	1	95.4	494	95	264	853	100	853
Canadian Western Bank, Edmonton	1	97.7	375	31	91	497	25	124
Enbridge Tower, Edmonton	1	100.0	179	4	30	213	25	53
4342 Queen Street, Niagara Falls	1	84.9	149	—	60	209	25	52
Other	1	96.2	70	3	—	73	100	73

	5	95.6	1,267	133	445	1,845		1,155

Subtotal Canada Commercial	38	97.4	18,997	1,568	4,347	24,912		12,407

TOTAL COMMERCIAL	116	95.1	61,530	4,350	9,915	75,795		58,004
Total Development(2)	15		17,219	—	—	17,219		15,456

TOTAL PORTFOLIO	131		78,749	4,350	9,915	93,014		73,460
Less: Non-controlling interests								(18,916)

Brookfield Properties’ net effective ownership interest					54,544

(1)	Represents the company’s consolidated interest before non-controlling interests

APPENDIX C
Class A Preference Shares
Provisions of Class A Preference Shares
Issuance in Series
The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.
Dividends
The holders of Class A preference shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of Brookfield Properties, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.
Redemption
The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share together with all accrued and unpaid cumulative dividends thereon. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$2.50 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of Brookfield Properties.
Voting
The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.
Specific Provisions of Class A Preference Shares, Series A
Dividends
The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.
Specific Provisions of Class A Preference Shares, Series B
Dividends
The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Class AA Preference Shares
Provisions of Class AA Preference Shares
Issuance in Series
The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of Brookfield Properties will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.
Priority
The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of Brookfield Properties or any other distribution of the assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.
Redemption
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Repurchase
Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of Brookfield Properties.
Dividends
The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of Brookfield Properties, fixed cumulative preferential cash dividends.
Voting
Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of Brookfield Properties, unless and until Brookfield Properties from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of Brookfield Properties and are entitled to one vote for every Class AA preference share held.

Specific Provisions of the Class AA Preference Shares, Series E
Dividends
Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of Brookfield Properties.
Redemption
The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by Brookfield Properties not less than 30 days and not more than 60 days before the date specified for redemption.
Purchase for Cancellation
The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or in the event of any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of Brookfield Properties distributed to the holders of any other shares of Brookfield Properties ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Voting
Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of Brookfield Properties.
Class AAA Preference Shares
Provisions of Class AAA Preference Shares
Issuance in Series
The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.
Priority
The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of Brookfield Properties. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.
Voting
Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of Brookfield Properties. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval
The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.
Specific Provisions of Class AAA Preference Shares, Series E
The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by Brookfield Properties as debt, in accordance with Canadian GAAP.
Dividends
The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.
Redemption
Subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series E Shares, Brookfield Properties may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.
Retraction
Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction. Written notice of retraction must be given by the holder to Brookfield Properties at least 10 days prior to the date specified for retraction.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment. After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Amendment
The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.
Specific Provisions of the Class AAA Preference Shares, Series F
Dividends
The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series F Shares are not redeemable before September 30, 2009. On or after this date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series F Shares are not convertible at the option of Brookfield Properties prior to September 30, 2009. On and after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the current market price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares are entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series F Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series F Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series F Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series F Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

(v)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.
Specific Provisions of the Class AAA Preference Shares, Series G
Dividends
The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series G Shares are not convertible at the option of Brookfield Properties prior to June 30, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series G Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.
Specific Provisions of the Class AAA Preference Shares, Series H
Dividends
The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties
The Class AAA, Series H Shares are not convertible at the option of Brookfield Properties prior to December 31, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series H Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series H Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.
Specific Provisions of the Class AAA Preference Shares, Series I
Dividends
The holders of the Class AAA Preference Shares, Series I (the “Class AAA, Series I Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series I Shares are not convertible at the option of Brookfield Properties prior to December 31, 2008. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series I Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series I Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series I Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series I Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

(v)	issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.
Specific Provisions of the Class AAA Preference Shares, Series J
Dividends
The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series J Shares are not convertible at the option of Brookfield Properties prior to June 30, 2010. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series J Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series J Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.
Specific Provisions of the Class AAA Preference Shares, Series K
Dividends
The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.
Redemption
The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).
Conversion at the Option of Brookfield Properties
The Class AAA, Series K Shares are not convertible at the option of Brookfield Properties prior to December 31, 2012. On or after this date, Brookfield Properties may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ‘‘Current Market Price’’). Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Conversion at the Option of the Holder
Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.
Subject to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.
Purchase for Cancellation
Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.
Restriction on Dividends and Retirement and Issue of Shares
So long as any of the Class AAA, Series K Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series K Shares:
(i)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)	except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

(iv)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares, unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.
Amendment
The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.
Voting
The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Series K Preferred Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.
Common Shares
Provisions of Common Shares
Dividends
The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield Properties.
Voting
The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.
Liquidation, Dissolution and Winding Up
In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of Brookfield Properties.

APPENDIX D
A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
Membership and Chairperson
Following each annual meeting of shareholders, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert. Members may not serve on three or more other public company audit committees, except with the prior approval of the Board.
The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.
Responsibilities
The Committee shall:
(i)	be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

(ii)	require the auditor to report directly to the Committee;

(iii)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

(iv)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

(v)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(vi)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

(vii)	at least annually, obtain and review a report by the auditor describing:
•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;
(viii)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(ix)	review and evaluate the lead partner of the auditor;

(x)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

(xi)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:
•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Corporation;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook and the United States Securities Exchange Act of 1934.
(xii)	pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law. The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

(xiii)	resolve any disagreements between management and the auditor regarding financial reporting;

(xiv)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operation;

•	reconciliations of the annual or interim financial statement; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);
(xv)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(xvi)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

(xvii)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(xviii)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(xix)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

(xx)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

(xxi)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

(xxii)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

(xxiii)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(xxiv)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(xxv)	review periodically, the status of taxation matters of the Corporation;

(xxvi)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

(xxvii)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

(xxviii)	consider other matters of a financial nature as directed by the Board.
Reporting
The Committee will regularly report to the Board on:
•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
Review and Disclosure
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site or is available in print to any shareholder who requests a copy.
Assessment
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.
Access To Outside Advisors And Senior Management
The Committee may retain any outside advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
Meetings
Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

Definitions
Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):
(i)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(ii)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(iii)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

(iv)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn. $75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

(v)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Corporation in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.
For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.
Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
(i)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(ii)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.
For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Audit Committee Financial Expert” means a person who has the following attributes:
(i)	an understanding of generally accepted accounting principles and financial statements;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions;
acquired through any one or more of the following:
(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.